2023 ANNUAL REPORT J U D G E M E N T F R E E Z O N E ®

Dear Shareholders, For more than 30 years, our differentiated focus on getting people off the couch to start their fitness journey has enabled us to grow a significant size and scale advantage over our high-value, low-priced competitors leading to consistent and reliable growth. We ended 2023 with 18.7 million members, an increase of more than 1.7 million net new members. Members completed more than 550 million workouts in our gyms in 2023, up nearly 20% over last year. Approximately 40% of our members used our gyms in a 30-day period in 2023, up from mid-30% pre-pandemic, and 6.6% of all Americans over the age of 15 are a member of Planet Fitness. Thanks in part to our new member growth, we improved our systemwide same store sales by 8.7%, and we opened 165 new locations in keeping with our mission to make fitness accessible in a clean, safe, and welcoming environment in all of our 2,575 gyms. We ended the year with 60% more stores than the next 17 high-value, low-price competitors combined. Total revenue increased by more than 14% to more than $1 billion, adjusted EBITDA grew 19% to $435 million, and adjusted diluted earnings per share was $2.24 compared to $1.64 in the prior year. In keeping with our capital allocation commitment, we returned $125 million to shareholders through repurchasing shares over the course of 2023. Strengthening our position as a fitness leader In addition to the strength of our model, through our differentiated offering and the passion of our franchisees and team members, we plan to leverage three factors to further expand our leadership position: • First, our continued ability to gain a greater share of each successive generation who is interested in fitness. • Second, our New Growth Model that’s focused on enhancing our already strong new store economics and reducing the capital requirements for opening and operating a Planet Fitness franchise location. • Third, the results of a study conducted by two third-party firms that showed a 25% increase in our total domestic store opportunity for the prototypical Planet Fitness store. Gaining a greater share of each successive generation At the end of 2019, 5% of all Gen Zers over the age of 15 in the U.S. were a member of Planet Fitness. By the end of 2023, more than 9% of that generation was a member, with Gen Zers representing greater than 25% of our total membership, as they continue to lead the way in terms of membership growth. The growth in Gen Z membership was driven in large part by our successful High School Summer Pass program, which gives teens access to our gyms for free during the summer. Mental and physical health continues to rank as a top priority for teens and parents. A national study¹ commissioned by Planet Fitness in 2023 found that while 60% of teens haven’t 2023 | ANNUAL REPORT

made their health and fitness a priority over the past 12 months, more than four in five teens feel that there’s never been a better time than now to focus on their health. Despite the High School Summer Pass program being in only its third year and second consecutive summer, we had more than 3 million teen participants, and our conversion rate to paying members was above 2022 levels. Impressively, 70% of the teens who signed up were first-time participants. In fact, approximately 7 million teens have participated in the program during the three years that we have run it. We continue to remain focused on building life-long brand loyalty with this generation so they can develop long-lasting, healthy habits and experience all the benefits of fitness, including improved mental health. Our New Growth Model Secondary impacts from the pandemic continued to linger in 2023 and were headwinds for new store growth, including persistent inflation, higher interest rates, and a lack of real estate availability. As the year progressed, it became apparent that we needed to adjust our model for the post-pandemic macroeconomic environment. We believe the changes we made as part of the New Growth Model will help address these headwinds and free up a significant amount of capital for our franchisees, providing them with additional flexibility to build their store portfolios for years to come. These changes include: • Making changes to the franchise agreement; • Adjusting the timing for cardio and strength re-equips based on usage; and, • Committing to reducing capex for a new build and remodel while also looking for ways to reduce operating expenses. We believe the new model balances improving store returns without significantly impacting our financial results. It’s a win for both the franchisees and for us as the franchisor. An even greater long-term opportunity In 2023, we engaged two third-party firms to revisit our long-term domestic store opportunity. Based on the results, we now believe we have the opportunity to open 5,000 gyms in the U.S., up from 4,000 at the time of our initial public offering in 2015. And this doesn’t contemplate several other factors that could potentially increase the number, including: • First, a smaller store format, which could enable us to infill in suburban areas as well as enter geographies that don’t meet our standard population requirements; and, • Second, our historic ability to continue to achieve even greater penetration in each successive age generation. And this is only the domestic opportunity. We also believe we have a meaningful opportunity to expand our brand outside the U.S. and can democratize fitness in a non-intimidating environment as evidenced by our development progress in Mexico and Australia, and our recent announcement that we will be entering Spain.

Creating a more Judgement Free planet Through our business and our brand, we have a unique opportunity to enhance people’s lives and create a healthier and more inclusive world for our employees, our members, and our communities. Reducing our environmental footprint is critical to our strategy and since 2019, we’ve measured Scope 1 and 2 Greenhouse Gas Emissions (GHG) from our operations across corporate clubs and headquarters. Throughout 2023, we expanded our measurement to include Scope 3 GHG emissions from our franchised clubs and conducted a climate risk assessment to provide a greater understanding of the vulnerabilities Planet Fitness faces due to climate change. None of this work would be possible without the dedication of our team members. Since 2020 when we formed a cross- functional Diversity, Equity, & Inclusion (DE&I) Task Force made up of team members and franchisees, we’ve focused on making progress against our DE&I strategy, including through upholding policies to ensure that all members feel accepted and respected and setting timebound goals to increase representation at our headquarters. We know that tomorrow will be in the hands of the next generation. Since 2016 through our Judgement Free Generation® signature initiative in partnership with Boys & Girls Clubs of America, we, along with our franchisees, vendors, and members, have contributed more than $9 million toward programs that empower the next generation to promote kindness and acceptance and create a more judgement free planet. Now to the future We have very promising opportunities on the horizon, and we’re looking for a new leader to guide us in the next phase of our growth. We believe our brand differentiation and industry leadership position, our experienced and proven franchisee base, along with our asset-light model and strong balance sheet, set us and our shareholders up for long-term sustainable growth. Before I conclude this letter, I would like to personally thank all our shareholders, members, employees, and franchisees for their continued commitment and support. We look forward to achieving great things together in 2024 and beyond. Regards, Craig Benson Board Member, Interim CEO 1Online survey conducted by Wired Research to 1,000 parents of teens ages 15-18 and their respective teens, with a margin of error of +/- 3.1%.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This Annual Report on Form 10-K and our annual report to shareholders contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements reflect, among other things, our current expectations and anticipated results of operations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, market trends, or industry results to differ materially from those expressed or implied by such forward-looking statements. Therefore, any statements contained herein that are not statements of historical fact may be forward-looking statements and should be evaluated as such. Without limiting the foregoing, the words “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “goal,” “plan,” “prospect,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “ongoing,” “contemplate,” “future,” “strategy,” and the negative thereof and similar words and expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Item 1A. – Risk Factors,” of this report. Unless legally required, we assume no obligation to update any such forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information. 3

PART I Item 1. Business Planet Fitness, Inc. is a Delaware corporation formed on March 16, 2015. Planet Fitness, Inc. Class A common stock trades on the New York Stock Exchange under the symbol “PLNT.” Our Company Fitness for everyone We are one of the largest and fastest-growing franchisors and operators of fitness centers in the world by number of members and locations, with a highly recognized national brand. Our mission is to enhance people’s lives by providing a high-quality fitness experience in a welcoming, non-intimidating environment, which we call the Judgement Free Zone. Our bright, clean stores are typically 20,000 square feet, with a large selection of high-quality, purple and yellow Planet Fitness-branded cardio, circuit- and weight-training equipment and friendly staff trainers who offer unlimited free fitness instruction to all our members in small groups through our PE@PF program. We offer this differentiated fitness experience starting at only $10 per month for our standard Classic Card membership. This attractive value proposition is designed to appeal to a broad population, including occasional gym users and people over the age of 14 who do not belong to a gym, particularly those who find the traditional fitness club setting intimidating and expensive. We and our franchisees fiercely protect Planet Fitness’s community atmosphere —a place where you do not need to be fit before joining and where progress toward achieving your fitness goals (big or small) is supported and applauded by our staff and fellow members. In 2023, we recorded revenues of $1.1 billion and had system-wide sales of $4.5 billion, which we define as monthly dues and annual fees billed by us and our franchisees. We ended the year with approximately 18.7 million members and 2,575 stores in all 50 states, the District of Columbia, Puerto Rico, Canada, Panama, Mexico and Australia. System-wide sales for 2023 include $4.0 billion attributable to franchisee-owned stores, from which we generate royalty revenue, and $475.8 million attributable to our corporate-owned stores. Of our 2,575 stores, 2,319 are franchised and 256 are corporate-owned. Under signed area development agreements (“ADAs”) and franchise agreements as of December 31, 2023, our franchisees have committed to open approximately 1,000 additional stores. In 2023, our corporate-owned stores had a segment EBITDA margin of 38.2% and had average unit volumes (“AUVs”) of approximately $1.9 million with four-wall EBITDA margins (an assessment of store-level profitability which includes local and national advertising expense) of approximately 42.7%, or approximately 35.4% after applying the current 7% royalty rate. Based on franchisee business reviews and management estimates, we believe that, on average, franchisee stores achieve four- wall EBITDA margins in line with these corporate-owned store four-wall EBITDA margins. For a reconciliation of segment EBITDA margin to four-wall EBITDA margin for corporate-owned stores, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition.” Our growth is reflected in: • 2,575 stores as of December 31, 2023, compared to 2,001 as of December 31, 2019, reflecting a compound annual growth rate (“CAGR”) of 6.5%; • 18.7 million members as of December 31, 2023, compared to 14.4 million as of December 31, 2019, reflecting a CAGR of 6.8%; and • 53 consecutive quarters of system-wide same store sales growth through the first quarter of 2020, which saw stores temporarily close due to the onset of the COVID-19 pandemic, and ten consecutive quarters of system-wide same store sales growth beginning in the third quarter of 2021 through the fourth quarter of 2023 (which we define as year-over- year growth solely of monthly dues from stores that have been open and for which membership dues have been billed for longer than 12 months). Planet Fitness – Home of the Judgement Free Zone We bring fitness to a large, previously underserved segment of the population. Our differentiated member experience is driven by three key elements: • Welcoming, non-intimidating environment: We believe fitness is essential to both physical and mental health, and every member should feel accepted and respected when they walk into a Planet Fitness regardless of their fitness level. Our stores provide a Judgement Free Zone where members can experience a non-intimidating and supportive environment. Our “come as you are” approach has fostered a strong sense of community among our members, allowing them not only to feel comfortable as they work toward their fitness goals but also to encourage others to do the same. By outfitting our stores with more cardiovascular and light strength equipment, and a limited offering of heavy free 4 weights, we seek to reinforce our Judgement Free Zone philosophy by discouraging what we call “Lunk” behavior, such as dropping weights and grunting, that can be intimidating to new and occasional gym users. • Distinct store experience: Because our stores are typically 20,000 square feet and we do not offer non-essential amenities such as group exercise classes, pools, day care centers and juice bars, we have more space for the equipment our members do use. We believe our tailored use of space is, at least in part, why we have not needed to impose time limits on our cardio machines. Part of our unique store experience is the diligence our members and employees have to maintain a clean and sanitized environment. Members’ etiquette typically includes wiping down the equipment before and after use with our sanitization spray, which is FDA-approved to kill COVID-19 and other viruses on surfaces. • Exceptional value for members: In the U.S., generally starting at only $10 per month, our standard Classic Card membership includes unlimited access to one Planet Fitness location and unlimited free fitness instruction to all members in small groups through our PE@PF program. And, for approximately $24.99 per month, our PF Black Card members have access to all of our stores system-wide and can bring a guest on each visit, which provides an additional opportunity to attract new members. Our PF Black Card members also have access to exclusive areas in our stores that provide amenities such as water massage beds, massage chairs, tanning equipment and more. Through our mobile application and website we also provide members access to PF Perks, which gives all members access to unlock special discounts and offers from popular brands year-round. Our competitive strengths We attribute our success to the following strengths: • Market leader with differentiated member experience, nationally recognized brand and scale advantage. We are one of the largest and fastest-growing franchisors and operators of fitness centers in the world by number of members and locations, with a highly recognized national brand. • Differentiated member experience. Planet Fitness is the home of the Judgement Free Zone, a place where people of all fitness levels can feel comfortable working out at their own pace, feel supported in their efforts and not feel intimidated by pushy salespeople or other members who may ruin their fitness experience. Our philosophy is simple: Planet Fitness is an environment where members can relax, go at their own pace and be themselves without ever having to worry about being judged. No matter what size the goal, we believe that all of these accomplishments deserve to be celebrated. • Nationally recognized brand. We have developed a highly relatable and recognizable brand focused on providing our members with a judgement free environment. We do so through fun and memorable marketing campaigns and in-store signage. As a result, we have among the highest aided and unaided brand awareness scores in the U.S. fitness industry, according to our Brand Health research, a third-party consumer study that we have updated tri- annually. • Scale advantage. Our scale provides several competitive advantages, including enhanced purchasing power and extended warranties with our fitness equipment and other suppliers, and the ability to attract high-quality franchisee partners. In addition, we estimate that our U.S. national advertising fund, funded by franchisees and us, together with our requirement that franchisees spend 7% of their monthly membership dues on local advertising, enabled us and our franchisees to spend over $300 million combined in 2023. • Exceptional value proposition that appeals to a broad member demographic. Our low monthly membership dues combined with our non-intimidating and welcoming environment, enable us to attract a broad member demographic based on age, household income, gender and ethnicity. Our member base is approximately 50% female and our members come from households of all income levels. Approximately 20% of our stores are located in areas that the US government deems “low income,” providing access to improve health and wellness in underserved communities. Our broad appeal and ability to attract occasional and first-time gym users enable us to continue to target a large segment of the population in a variety of markets and geographies. • Highly attractive franchise system built for growth. Our easy-to-operate model, strong store-level economics and brand strength have enabled us to attract a team of professional, successful franchisees from a variety of industries. We believe that our strategy to be predominantly franchisee-owned enables us to scale more rapidly than a predominantly company-owned strategy. Our streamlined model features relatively fixed labor costs, minimal inventory, automatic billing and limited cash transactions. The attractiveness of our franchise model is further evidenced by the fact that our franchisees re-invest their capital into the brand, with substantially all of our new stores in 2023 opened by our existing franchisee base. We view our franchisees as strategic partners in expanding the Planet Fitness store base and brand. 5

• Predictable and recurring revenue streams with high cash flow conversion. While 2020 brought an unprecedented disruption to the general economy, our industry and our business, when operating in a normal business environment, our model provides us with predictable and recurring revenue streams. In 2023, approximately 90% of both our corporate-owned store and franchise revenues consisted of recurring revenue streams, which include royalties, monthly dues and annual fees. Our franchisees are obligated to purchase fitness equipment from us or our required vendor for their new stores and to replace this equipment approximately every five to nine years. As a result, these “equip” and “re-equip” requirements create a predictable and growing revenue stream as our franchisees open new stores under their ADAs. Our growth strategies We believe there are significant opportunities to grow our brand awareness, increase our revenues and profitability and deliver shareholder value by executing on the following strategies: • Continue to grow our store base across a broad range of domestic and international markets. We have meaningfully grown our store count over the last five years, expanding from 2,001 stores as of December 31, 2019 to 2,575 stores as of December 31, 2023. As of December 31, 2023, our franchisees have contractual obligations to open approximately 1,000 additional stores, including more than 500 over the next three years. Because our stores are successful across a wide range of geographies and demographics with varying market characteristics, we believe that our high level of brand awareness and low per capita penetration creates a significant opportunity to open new Planet Fitness stores both in the U.S. and internationally. Based on our internal and third-party analyses, we believe we have the potential to grow our store base to over 5,000 stores in the U.S. alone. • Drive revenue growth and system-wide same store sales. We have a significant history of positive system-wide same store sales growth and expect to achieve system-wide same store sales growth primarily by: • Attracting new members to existing Planet Fitness stores. As the population in the markets where we operate continue to focus on health and wellness, we believe we are well-positioned to capture a disproportionate share of these populations given our affordability and appeal to first-time and occasional gym users. Over the years, we have seen our membership penetration rates of each successive generation increase compared to the previous generations. We continue to evolve our offerings and enhance the PE@PF Program, our proprietary small group training program to appeal to our target member base. In addition to our in store experience, we also provide more than 500 workouts to both existing members and prospects via the free Planet Fitness mobile application, featuring differentiated content geared toward engaging with our community outside of our four walls and providing more ways to connect to our target audience – first time and casual gym users. • Increasing mix of PF Black Card memberships by enhancing value and member experience. We expect to drive sales by attracting new members to join as a PF Black Card member as well as continuing to convert our existing members’ standard Classic Card memberships to our premium PF Black Card membership. We encourage this upgrade by continuing to enhance the value of our PF Black Card benefits through the ability to use any Planet Fitness location, free guest privileges, access premium content on the Planet Fitness mobile app and additional in-store amenities, such as tanning equipment, hydro-massage beds, and affinity partnerships for discounts and promotions. Our PF Black Card members as a percentage of total membership has increased from 61% as of December 31, 2019 to 62% as of December 31, 2023, and our average monthly dues per member have increased from $16.91 to $18.29 over the same period. • Increase brand investment to drive awareness and growth. We plan to continue to increase our strong brand awareness by leveraging significant marketing expenditures by our franchisees and us, which we believe will result in increased membership in new and existing stores and continue to attract high-quality franchisee partners. As of December 31, 2023, our agency structure consists of one national and two local agencies allowing for integration and coordination of National Advertising Fund (“NAF”) and local advertising spending. Under our current franchise agreement, franchisees are required to contribute 2% annually of their monthly membership dues, and beginning in January 2023 annual dues, to our NAF and Canadian advertising fund. We spent $78.5 million in 2023 to support our national marketing campaigns, our social media platforms and the development of local advertising materials, of which $8.4 million was from our corporate-owned stores and included in store operations expense on our consolidated statements of operations. Under our current franchise agreement, franchisees as well as our corporate-owned stores are also required to spend 7% of their monthly membership dues on local advertising. We expect both our NAF and local advertising spending to grow as our membership grows. • Continue to expand royalties from increases in average royalty rate and new franchisees. While our current franchise agreement stipulates a monthly royalty rate of 7% of monthly dues and annual membership fees, as of December 31, 2023, only 55% of our stores are paying royalties at the current franchise agreement rate, primarily due to lower rates in historical 6 agreements. As new franchisees enter our system and, generally, as current franchisees open new stores or renew their existing franchise agreements at the current royalty rate, our average system-wide royalty rate will increase. In 2023, our average royalty rate was 6.5% compared to 6.1% in 2019. • Grow sales from fitness equipment and related services. Our franchisees are contractually obligated to purchase fitness equipment from us, and in certain international markets, from our required vendors. Due to our scale and negotiating power, we believe we offer competitive pricing for high-quality, purple and yellow Planet Fitness-branded fitness equipment. We expect our equipment sales to grow as our U.S. franchisees open new stores and replace used equipment as required every five to nine years. In addition, we believe that regularly refreshing equipment helps our franchise stores maintain a consistent, high-quality fitness experience and is one of the contributing factors that drives new member growth. In certain international markets, we earn a commission on the sale of equipment by our required vendors to franchisee- owned stores. Our industry Due to our unique positioning to a broader demographic, we believe Planet Fitness has an addressable market that is significantly larger than the traditional health club industry, focused on occasional gym users and people over the age of 14 who do not belong to a gym. We compete broadly for consumer discretionary spending related to leisure, sports, entertainment and other non-fitness activities in addition to the traditional health club market. Both our standard Classic Card and PF Black Card memberships are priced significantly below the 2022 industry average of $59 per month, the latest available estimate from our industry’s trade association, the International Health, Racquet & Sportsclub Association’s (“IHRSA”). Membership We make it simple for members to join, whether online, through our mobile application or in-store—no pushy sales tactics, no pressure and no complicated rate structures. Our members generally pay the following amounts (or an equivalent amount in the store’s local currency): • monthly membership dues starting at only $10 for our standard Classic Card membership, or $24.99 for PF Black Card membership; • current standard annual fees of $49; and • enrollment fees of $0 to $59. Belonging to a Planet Fitness store has perks whether members select the standard Classic Card membership or the premium PF Black Card membership. Every member can take advantage of specials and discount offers from third-party retail partners and gets free, unlimited fitness instruction included in their monthly membership fee. Our PF Black Card members also have the right to reciprocal use of all Planet Fitness stores, can bring a friend with them each time they work out, and have access to massage beds and chairs and tanning, among other benefits. PF Black Card benefits extend beyond our store as well, with exclusive specials and enhanced discount offers from select third-party retail partners. While some of our memberships require a cancellation fee, we offer, and require our franchisees to offer, a non-committal membership option. As of December 31, 2023, we had approximately 18.7 million members. We utilize electronic funds transfer (“EFT”) as our primary method of collecting monthly dues and annual membership fees. Over 86% of membership fee payments to our corporate-owned and franchise stores are collected via Automated Clearing House (“ACH”) direct debit. We believe there are certain advantages to receiving a higher concentration of ACH payments, as compared to credit card payments, including less frequent expiration of billing information and reduced exposure to subjective chargeback or dispute claims and fees. Our stores We had 2,575 stores system-wide as of December 31, 2023, of which 2,319 were franchised and 256 were corporate-owned, located in all 50 states, the District of Columbia, Puerto Rico, Canada, Panama, Mexico and Australia. The map below shows our franchisee-owned stores by location, and the accompanying table shows our corporate-owned stores by location. 7

Franchisee-owned store count by location Store model Our store model is designed to generate attractive four-wall EBITDA margins, strong free cash flow and high returns on invested capital for both our corporate-owned and franchisee-owned stores. Based on franchisee business reviews and management estimates, we believe that, on average, franchisee stores achieve four-wall EBITDA margins in line with these corporate-owned store four-wall EBITDA margins. The stores included in these business reviews represent those stores that voluntarily disclosed such information in response to our request, and we believe this information reflects a representative sample of franchisees based on the franchisee groups and geographic areas represented by these stores. Fitness equipment We provide our members with high-quality, Planet Fitness-branded fitness equipment from leading suppliers. In order to maintain a consistent experience across our store base, we stipulate specific pieces and quantities of cardio and strength-training equipment and work with franchisees to review and approve layouts and placement. Due to our scale, we are able to negotiate competitive pricing and secure extended warranties from our suppliers. As a result, we believe we offer equipment at more attractive pricing than franchisees could otherwise secure on their own. Leases We lease our corporate headquarters, our corporate-owned store headquarters and all but one of our corporate-owned stores. Our store leases typically have initial terms of 10 years with two five-year renewal options, exercisable at our discretion. Our corporate headquarters serves as our base of operations for substantially all of our executive management and employees who provide our primary corporate support functions. Franchisees own or directly lease from a third-party each Planet Fitness franchise location. We have not historically owned or entered into leases for Planet Fitness franchisee-owned stores and historically have generally not guaranteed franchisees’ lease agreements, although we have done so in a few certain instances. Franchising Franchising strategy We rely heavily on our franchising strategy to develop new Planet Fitness stores, leveraging the ownership of entrepreneurs with specific local market expertise. As of December 31, 2023, there were 2,319 franchised Planet Fitness stores operated by 8

103 franchisee groups. The majority of our existing franchise operators are multi-unit operators. As of December 31, 2023, approximately 98% of all franchise stores were owned and operated by a franchisee group that owned at least three stores, and while our largest franchisee owned 194 stores, only 44% of our franchisee groups own ten or more stores. When considering a potential franchisee, we generally evaluate the potential franchisee’s prior experience in franchising or other multi-unit businesses, history in managing profit and loss operations, financial history and available capital and financing. Area development agreements An ADA specifies the number of Planet Fitness stores to be developed by the franchisee in a designated geographic area and requires the franchisee to meet certain scheduled deadlines for the development and opening of each Planet Fitness store authorized by the ADA. If the franchisee meets those obligations and otherwise complies with the terms of the ADA, with a few limited exceptions, we agree not to, during the term of the ADA, operate or franchise new Planet Fitness stores in the designated geographic area. The franchisee must sign a separate franchise agreement with us for each Planet Fitness store developed under an ADA and that franchise agreement governs the franchisee’s right to own and operate the Planet Fitness store. Franchise agreements For each franchised Planet Fitness store, we enter into a franchise agreement covering standard terms and conditions. Planet Fitness franchisees are not granted an exclusive area or territory under the franchise agreement. The franchise agreement requires that the franchisee operate the Planet Fitness store at a specific location and in compliance with our standard methods of operation, including providing the services, using the vendors and selling the merchandise that we require. The typical franchise agreement has a 10-year term. Additionally, franchisees must purchase equipment from us (or our required vendors in the case of our franchisees located in certain international markets) and generally replace the fitness equipment in their stores and refurbish and remodel their stores periodically. We made the following updates to our typical franchise agreements effective January 1, 2024 for franchisees who selected to be part of our new growth model (the “franchise growth model”) that was announced at the end of 2023: • franchise agreements have up to a 12-year term with no initial fee instead of a 10-year term and $20,000 initial fee; • store remodels are required in year 12, in conjunction with a $20,000 fee for the renewal of the franchise agreement, instead of in year 10; • fitness equipment is required to be replaced every five to nine years instead of every five to seven years, based on store volume; • join fees are a percentage-based fee for all joins instead of $5 on digital out of club joins. Site selection and approval Our stores are generally located in free-standing retail buildings or neighborhood shopping centers, and we consider locations in both high- and low-density markets. We seek out locations with (i) high visibility and accessibility, (ii) favorable traffic counts and patterns, (iii) availability of signage, (iv) ample parking or access to public transportation and (v) our targeted demographics. We use third-party site analytics tools that provide us with extensive demographic data and analysis that we use to review new and existing sites and markets for our corporate-owned stores and franchisee-owned stores. We assess population density and drive time, current tenant mix, layout, potential competition and impact on existing Planet Fitness stores and comparative data based upon existing stores. Our real estate team meets regularly to review sites for future development and follows a detailed review process to ensure each site aligns with our strategic growth objectives and critical success factors. We help franchisees select sites and develop facilities in these stores that conform to the physical specifications for a Planet Fitness store. Each franchisee is responsible for selecting a site, but must obtain site approval from us. Design and construction Once we have approved a franchisee’s site selection, we assist and provide corporate approval in the design and layout of the store and track the franchisee’s progress from lease signing to grand opening. Franchisees are offered the assistance of our franchise support team to track key milestones, coordinate with vendors and make equipment purchases. Planet Fitness brand elements are required to be incorporated into every new store in accordance with our Design Control Documents (“DCD”) and supporting design brand guidelines, and we strive for a consistent appearance across all of our stores, emphasizing clean, attractive facilities, including full-size locker rooms, and modern equipment. Franchisees must abide by our club design standards and requirements related to finishes, fixtures, equipment, and brand design elements, including distinctive touches such as our “Lunk” alarm. We believe these elements are critical to ensure brand consistency and member experience system- wide. 9

The cost to build a new store includes general contractor costs, the cost of fitness equipment purchased from us as well as costs for non-fitness equipment and leasehold improvements. These amounts can vary significantly depending on a number of factors, including landlord allowances for tenant improvements, store size and construction costs from different geographies. Franchisee support We live and breathe the motto One Team, One Planet in our daily interactions with franchisees. We designed our franchise model to be streamlined and easy-to-operate, with efficient staffing and minimal inventory, and is supported by an active, engaged franchise operations system. We provide our franchisees with operational support, marketing materials and training resources. Training. We continue to update and expand Planet Fitness University, a comprehensive training resource to help franchisees operate successful stores. Courses are delivered online, and content focuses on customer service, operational policies, brand standards, cleanliness, security awareness, crisis management and vendor product information. The core online curriculum is offered in both English and Spanish to support our Spanish-speaking employees. We regularly add and improve the content available on Planet Fitness University as a no-cost service to help enhance training programs for franchisees. Additional training opportunities offered to our franchisees include new owner orientation, operations training and workshops held at Planet Fitness headquarters (when circumstances permit), in stores and through regularly held webinars and seminars. Operational support and communication. We believe spending quality time with our franchisees in person is an important opportunity to further strengthen our relationships and share best practices. We have dedicated operations and marketing teams providing ongoing support to franchisees. We are hands on—we often attend franchisees’ presales and grand openings, and we host franchisee meetings every other year, known as “PF Huddles.” We also communicate regularly with our franchisee base to keep them informed, and we host a franchise conference every other year that is geared toward franchisees and their operations teams. We regularly communicate and collaborate with the Independent Franchise Counsel (“IFC”) and its various sub-committees and send a weekly email communication to all franchisees with timely information related to operations, marketing and equipment. Every month, a franchisee newsletter is emailed to franchisees, which generally includes a personal note from our Chief Executive Officer. Compliance with brand standards—Regional Franchise Operations Our corporate-owned stores provide incentive compensation for store staff to successfully drive key business metrics in the service, cleanliness, personnel and financial categories, and we encourage our franchisees to follow our lead. We have a dedicated field support team of regional franchise operations managers and directors focused on ensuring that our franchisee- owned stores adhere to brand standards and providing ongoing assistance, training and coaching to all franchisees. We generally perform a site visit and operations review on each franchise store within 30 to 60 days of opening, and each franchisee ownership group is visited at least once per year in multiple locations for a business review with their operations team thereafter. We also use mystery shoppers to perform anonymous reviews of franchisee-owned stores. We generally select franchisee- owned stores for review randomly but also target underperforming stores and stores that have not performed well on previous visits from their operations team. Marketing Marketing strategy Our marketing strategy is anchored by our key brand differentiators—the Judgement Free Zone, our exceptional value and our high-quality experience. We employ memorable and creative advertising, which not only drives membership sales, but also showcases our brand philosophy, humor and innovation in the industry. We see Planet Fitness as a community gathering place, and the heart of our marketing strategy is to reinforce the “feel good” mental and physical benefits of exercise and create a welcoming in-store environment for our members. 10

Marketing spending National advertising. We support our franchisees both at a national and local level. We manage the NAF and Canadian advertising fund for franchisees and corporate-owned stores, with the goals of generating national awareness through advertising and media partnerships, developing and maintaining creative assets to support local sale periods throughout the year, and building and supporting the Planet Fitness community via digital, social media and public relations. Our current U.S. and Canadian franchise agreements require franchisees to contribute approximately 2% annually of their monthly membership dues, and beginning in January 2023 annual dues, to the NAF and Canadian advertising fund, respectively. In 2023, the NAF and Canadian advertising fund spent $78.5 million, of which $8.4 million was from our corporate-owned stores and included in store operations expense on the consolidated statements of operations. Local marketing. Our current franchise agreement requires franchisees to spend 7% of their monthly dues on local marketing to support branding efforts and promotional sale periods throughout the year. In situations where multiple ownership groups exist in a geographic area, we have the right to require franchisees to form or join regional marketing cooperatives to maximize the impact of their marketing spending. Our corporate-owned stores contribute to, and participate in, regional marketing cooperatives with franchisees where practical. All franchisee-owned stores are supported by our dedicated franchisee marketing team, which provides guidance, tracking, measurement and advice on best practices. Franchisees spend their marketing dollars in a variety of ways to promote business at their stores on a local level. These methods may include direct mail, outdoor (including billboards), television, radio and digital advertisements and local partnerships and sponsorships. Marketing partnerships Given our scale and marketing resources through our NAF, we have aligned ourselves with high-profile media partners who have helped to extend the reach of our brand. For the past nine years, we have sponsored “Dick Clark’s New Year’s Rockin’ Eve with Ryan Seacrest,” and have been the sole presenting sponsor of the Times Square New Year’s Eve celebration through the Times Square Alliance, allowing the brand to be featured prominently in TV broadcasts covering Times Square during the celebration. This has allowed us to showcase the Planet Fitness brand and our judgement free philosophy to an estimated over one billion TV viewers across the globe annually at a key time of year when health and wellness is top of mind for consumers. Judgement Free Generation The Judgement Free Generation is Planet Fitness’ philanthropic initiative designed to combat the judgement and bullying faced by today’s youth by creating a culture of kindness and encouragement. With our Judgement Free Zone principle as a solid foundation, The Judgement Free Generation aims to empower a generation to grow up contributing to a more judgement free planet— a place where everyone feels accepted and like they belong. We have partnered with Boys & Girls Clubs of America to make a meaningful impact on the lives of today’s youth. Together with our franchisees, vendors and members, Planet Fitness has donated more than $9.6 million to support anti-bullying, pro- kindness initiatives since 2016. Competition In a broad sense, because many of our members are first-time or occasional gym users, we believe we compete with both fitness and non-fitness consumer discretionary spending alternatives for members’ and prospective members’ time and discretionary resources. To a great extent, we also compete with other industry participants, including: • other fitness centers; • recreational facilities established by non-profit organizations such as YMCAs and by businesses for their employees; • private studios and other boutique fitness offerings; • racquet, tennis, pickleball and other athletic clubs; • amenity and condominium/apartment clubs; • country clubs; • online personal training and fitness coaching; • providers of digital fitness content; • the home-use fitness equipment industry; • local tanning salons; and • businesses offering similar services. 11

The health club industry is highly competitive and fragmented. The number, size and strength of our competitors vary by region. Some of our competitors have an established presence in local markets or name recognition in their respective countries, and some are established in markets in which we have existing stores or intend to locate new stores. This competition is more significant internationally, where we have a limited number of stores and limited brand recognition. Our objective is to compete primarily based upon the membership value proposition we are able to offer due to our significant economies of scale, high-quality fitness experience, judgement-free atmosphere and superior customer service, all at an attractive value, which we believe differentiates us from our competitors. Our competition continues to increase as we continue to expand into new markets and add stores in existing markets. See also “Risk Factors—Risks related to our business and industry—The high level of competition in the health and fitness industry could materially and adversely affect our business.” Suppliers Franchisees are required to purchase fitness equipment from us (or our required vendors in the case of franchisees located in certain international markets) and are required to purchase various other items from vendors that we approve. We sell equipment purchased from third-party equipment manufacturers to franchisee-owned stores in the U.S, Canada, and Mexico. We also have one approved supplier of tanning beds, one approved supplier of massage beds and chairs, and various approved suppliers of non-fitness equipment and miscellaneous items. These vendors arrange for delivery of products and services directly to franchisee-owned stores. From time to time, we re-evaluate our supply relationships to ensure we obtain competitive pricing and high-quality equipment and other items. Human Capital Workforce As of December 31, 2023, we employed 3,411 employees at our corporate-owned stores and 386 employees in the aggregate at our corporate headquarters located at 4 Liberty Lane West, Hampton, New Hampshire and corporate-owned store headquarters located at 4798 New Broad Street, Suite 300, Orlando, Florida. None of our employees are represented by labor unions, and we believe we have an excellent relationship with our employees. Planet Fitness franchises are independently owned and operated businesses. As such, employees of our franchisees are not employees of the Company. Strategy At Planet Fitness, we believe that an engaged, diverse, and inclusive culture is essential for the success of our business. To elevate our approach, we have implemented an overarching human capital management strategy, programming and initiatives. Based on strategic analysis regarding the immediate and future needs of our business and our team members, we identified three critical areas of focus: Employee Engagement and Workplace Culture, Employee Health and Safety, and Diversity, Equity and Inclusion (“DE&I”). We believe that focus and investment in these three areas will, in turn, generate long-term value. Employee Engagement and Workplace Culture At Planet Fitness, we believe that culture is the core of our business. To ensure that our culture is rooted in ongoing engagement with our team members, our Chief People Officer hosts ongoing small informal meetings with team members across all departments. These conversations are designed to bring feedback about aspects of the business that are important to our workforce to the forefront of management’s attention, and to increase direct engagement and trust at every level of the company. Feedback is carefully reviewed by our human resources teams and shared with our executive leadership team, including our interim CEO. We maintain numerous additional avenues for learning from our team members, ranging from anonymous surveys to town hall Q&A sessions and other ongoing opportunities to share thoughts and ideas. To promote employee satisfaction, we are continually seeking new ways to hear from our team members regarding their priorities and needs. In 2023, we established a focus-group committee, led by Human Resources and made up of cross functional team members at various levels, to review survey feedback and develop action items to further enhance our workplace and culture. Training & Development A critical component of maintaining our engaged and inclusive culture is making investments in our team members at all levels. We offer over 85 courses through Planet Fitness University, our online training development program available to all team members. In order to support franchisees’ growing leadership teams, we offer an operations leadership training to assist with 12 the onboarding and training process for multi-unit leaders and executives who are new to the brand. Ongoing programs at Planet Fitness include professional level workshops led by our training department, in addition to LeadDev, our competency- based leadership development program for the accelerated development of our highest potential team members. In 2023, there were over 35,000 active users of the PF University platform across our franchise community. Competitive Pay and Benefits Our compensation and benefits are designed to support our team members and their families’ financial, physical and mental well-being. We are committed to providing equitable, comprehensive and competitive pay and benefits. • We are committed to providing competitive pay that aligns with job responsibilities, experience, skills, and geographic location. • We have an annual corporate bonus plan and field bonus programs designed to align and reward team member performance with company performance. • We support financial well-being through our retirement savings plan and offer an employee stock purchase plan. • We provide a comprehensive employee assistance program to all team members. • We provide a free Black Card membership to all team members. • We support work life balance with our paid time off programs and hybrid work schedule. • We provide health insurance, telehealth, prescription drug benefits, dental insurance, vision insurance, life insurance, disability insurance, health and flexible spending accounts, paid parental leave, childcare reimbursement and wellness initiatives to eligible team members. Health & Safety Given our core mission is centered on improving people’s lives and keeping people healthy and the customer-facing nature of our business, the overall health and safety of our team members and our members has been a longstanding priority for the company and a core component of our broader environmental, social and corporate governance (“ESG”) objectives and strategy. In 2021 we adopted the recognized safety framework put forth by the International WELL Building Institute (“WELL”) to ensure a safer and healthier environment for our employees and members across our global network. We aligned our franchised and corporate-owned stores, as well as our headquarters, within WELL’s evidence-based, third-party verified rating framework, and prioritized holistic aspects of health from improved air flow, hygienic hand washing practices, reduction in hand contact of high-touch surfaces, effective cleaning protocols and robust emergency preparedness and response. The work done in 2021 resulted in our achievement of the WELL Health-Safety Rating for Facility Operations and Management, making us the first fitness brand to accomplish this. Diversity, Equity & Inclusion We recognize that diversity of our workforce at all levels of our company is a business and social imperative. To assess and support our efforts, we have a DE&I Task Force responsible for addressing short and long-term priorities as well as a plan for continued engagement and progress. In addition, we provide ongoing learning and development opportunities focused on DE&I through various panel discussions and engagement opportunities with our headquarters team members and franchisees. In 2022, the Company announced three public-facing DE&I commitments we aim to make progress against and achieve: • Increase female representation to at least 50% at our headquarters across manager and above levels by 2025; • Increase black, indigenous, and people of color (BIPOC) representation across our workforce at our headquarters by 2025; and • Conduct an annual compensation review to ensure gender and racial pay equity at all levels across headquarters employees. In 2023, the Company officially launched three Employee Resource Groups (“ERGs”) to promote our culture of inclusion and belonging for our team members: Women in the Workforce, represented by our EmpowHER ERG, Working Parents, represented by the Judgement Free Parents ERG, and LGBTQIA+ and allies team members, represented by You Belong @ PF ERG. After issuing a survey to our team members at corporate headquarters, we identified these groups as communities that would benefit from a collective voice around their experience and a collaborative approach to their development. Looking ahead, we will continue to invest in these ERGs and explore opportunities to create additional groups based on team member needs and interests. Planet Fitness measures diversity across ethnic/racial groups, gender and employee level to help inform human capital management strategies and ensure an engaged workforce. We will publicly disclose Equal Opportunity Employment Standard Form 100 data in our 2023 ESG Report. 13

Information technology and systems All stores use a computerized, third-party hosted store management system to process new in-store memberships, bill members, update member information, check-in members, process point of sale transactions as well as track and analyze sales, membership statistics, cross-store utilization, member tenure, amenity usage, billing performance and demographic profiles by member. Our websites, mobile, and digital platforms are hosted by third parties, and we also rely on third-party vendors for related functions such as our system for managing digital content (text, images and videos), sending email and mobile messaging, and processing member digital identities. We believe these systems are scalable to support our growth plans. Our back-office computer systems are comprised of a variety of technologies designed to assist in the management and analysis of our revenues, costs and key operational metrics as well as support the daily operations of our headquarters. These computer systems include third-party hosted systems that support our franchise management, real estate, and construction processes, third-party hosted financial systems, third-party hosted data warehouses and business intelligence system to consolidate multiple data sources for reporting, advanced analysis, consumer insights and financial analysis and forecasting, a third-party hosted human resource management and payroll system, on premise telephony systems and a third-party hosted call center software solution to manage and track member-related requests. We also provide our franchisees access to a web-based, third-party hosted custom franchise management system to receive informational notices, operational resources and updates, training materials and other franchisee communications. Our custom digital platform facilitates digital experiences across any digital channel, including mobile, online and in-store media through the exchange of data and introduction of digital products and services. In 2020, we began introducing premium digital content, across multiple channels, but primarily through our mobile application. In 2021, we introduced content management services allowing us to support the delivery of various types of content in multiple languages across the digital platform and connected channels. In 2022 and 2023, we expanded our mobile application to offer a more personalized experience through featured content, improved activity tracking, expanded the collection of workouts, created a member perks platform, and released in-application notification capabilities. These solutions have facilitated our ability to continue providing differentiated and unique experiences to our customers, allow for various partnership types and are aligned with our ongoing business strategy. We recognize the value of enhancing and extending the uses of information technology in virtually every area of our business. Our information technology strategy is aligned to support our business strategy and operating plans. We maintain an ongoing comprehensive multi-year program to introduce, replace, or upgrade key systems, enhance security and optimize their performance. Intellectual property We own many registered trademarks and service marks in the U.S. and in other countries, including “Planet Fitness,” “Judgement Free Zone,” “PE@PF,” “Lunk Alarm,” “Black Card,” “PF Black Card,” “No Gymtimidation,” “You Belong,” “The Judgement Free Generation,” “PF+” and various other trademarks and trade dress. We believe the Planet Fitness name and the many distinctive marks associated with it are of significant value and are very important to our business. Accordingly, as a general policy, we pursue registration of our marks in select international jurisdictions, monitor the use of our marks in the U.S. and internationally and challenge any unauthorized use of the marks. We license the use of our marks to franchisees, third-party vendors and others through franchise agreements, vendor agreements and licensing agreements. These agreements typically restrict third parties’ activities with respect to use of the marks and impose brand standards requirements. We require licensees to inform us of any potential infringement of the marks. We register some of our copyrighted material and otherwise rely on common law protection of our copyrighted works. Such copyrighted materials are not material to our business. We also license some intellectual property from third parties for use in our stores, but such licenses are not material to our business. Government regulation We and our franchisees are subject to various federal, international, state, provincial and local laws and regulations affecting our business. We are subject to the Federal Trade Commission (the “FTC”) Franchise Rule, as amended (the “Rule”), promulgated by the FTC that regulates the offer and sale of franchises in the U.S. and its territories (including Puerto Rico) and requires us to provide to all prospective franchisees certain mandatory disclosures in a franchise disclosure document (“FDD”), unless otherwise exempt from the Rule. In addition, we are subject to state franchise registration and disclosure laws in approximately 14

14 states and various business opportunity laws that regulate the offer and sale of franchises and require us, unless otherwise exempt from the applicable law, to register our franchise offering in those states prior to our making any offer or sale of a franchise in those states and to provide a FDD to prospective franchisees in accordance with such laws. We are subject to franchise disclosure laws in six provinces in Canada that regulate the offer and sale of franchises by requiring us, unless otherwise exempt, to prepare and deliver a franchise disclosure document to disclose our franchise offering in those provinces in a prescribed format to prospective franchisees in accordance with such laws, and that regulate certain aspects of the franchise relationship. We are subject to similar franchise sales laws in Mexico and Australia, and may become subject to similar laws in other countries in which we may offer franchises in the future. We are also subject to franchise relationship laws in approximately 20 states and in various U.S. territories that regulate many aspects of the franchise relationship including, depending upon the jurisdiction, renewals and terminations of franchise agreements, franchise transfers, the applicable law and venue in which franchise disputes may be resolved, discrimination, and franchisees’ rights to associate, among others. In addition, we and our franchisees may also be subject to laws in other foreign countries where we or they do business. We and our franchisees are also subject to the U.S. Fair Labor Standards Act of 1938, as amended, similar state laws in certain jurisdictions, and various other U.S. and international laws governing such matters as minimum-wage requirements, overtime and other working conditions. Based on our experience with hiring employees and operating stores, we believe a significant number of our and our franchisees’ employees are paid at rates related to the U.S. federal or state minimum wage, and past increases in the U.S. federal and/or state minimum wage have increased labor costs, as would future increases. Our and our franchisees’ operations and properties are subject to extensive U.S. federal and state, as well as international, provincial and local laws and regulations, including those relating to environmental, building and zoning requirements. Our and our franchisees’ development of properties depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. We and our franchisees are responsible at each of our respective locations for compliance with U.S. state laws, Canadian provincial laws and other international local laws that regulate the relationship between health clubs and their members. Nearly all states and provinces have consumer protection regulations that limit the collection of monthly membership dues prior to opening, require certain disclosures of pricing information, mandate the maximum length of contracts and “cooling off” periods for members (after the purchase of a membership), set escrow and bond requirements for health clubs, govern member rights in the event of a member relocation or disability, provide for specific member rights when a health club closes or relocates, mandate the availability of online cancellation, or require advance notice of automatic membership renewals or preclude such automatic membership renewals. We and our franchisees primarily accept payments for our memberships through EFTs from members’ bank accounts, and therefore, we and our franchisees are subject to federal, state and international laws legislation and certification requirements, including the Electronic Funds Transfer Act. Some states and provinces have passed or have considered legislation requiring gyms and health clubs to offer a prepaid or cash membership option at all times and/or limit the duration for which memberships can auto-renew through EFT payments, if at all. Our business relies heavily on the fact that our memberships continue on a month-to-month basis after the completion of any initial term requirements, and compliance with these laws, regulations, and similar requirements may be onerous and expensive, and variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. States that have such health club statutes provide harsh penalties for violations, including membership contracts being void or voidable. Additionally, the collection, maintenance, use, disclosure and disposal of personally identifiable data by our, or our franchisees’, businesses are regulated at the federal, state and international levels as well as by certain financial industry groups, such as the Payment Card Industry, Security Standards Council, the National Automated Clearing House Association (“NACHA”) and the Canadian Payments Association. Federal, state, international and financial industry groups may also consider from time to time new privacy and security requirements that may apply to our businesses and may impose further restrictions on our collection, disclosure, use, and disposal of personally identifiable information that is housed in one or more of our databases. These security requirements and further restrictions, including the General Data Protection Regulation (“GDPR”) and the California Consumer Privacy Act (“CCPA”), grant protections and causes of action related to consumer data privacy and the methods in which it is collected, stored, used, and disposed by us, our franchisees, and applicable third parties. Many of the states and provinces where we and our franchisees operate stores have health and safety regulations that apply to health clubs and other facilities that offer indoor tanning services. In addition, U.S. federal law imposes a 10% excise tax on indoor tanning services. Under the rule promulgated by the IRS imposing the tax, a portion of the cost of memberships that include access to our tanning services are subject to the tax. 15

Our organizational structure Planet Fitness, Inc. is a holding company, and its principal asset is an equity interest in the membership units (“Holdings Units”) in Pla-Fit Holdings, LLC (“Pla-Fit Holdings”). We are the sole managing member of Pla-Fit Holdings. We operate and control all of the business and affairs of Pla-Fit Holdings, and we hold 100% of the voting interest in Pla-Fit Holdings. As a result, we consolidate Pla-Fit Holdings’ financial results and report a non-controlling interest related to the Holdings Units not owned by us. See Note 1 to the consolidated financial statements included in Part II, Item 8 for more information. Available information Our website address is www.planetfitness.com, and our investor relations website is located at http://investor.planetfitness.com. Information on our website is not incorporated by reference herein. Copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and our Proxy Statements for our annual meetings of shareholders, and any amendments to those reports, as well as Section 16 reports filed by our insiders, are available free of charge on our website as soon as reasonably practicable after we file the reports with, or furnish the reports to, the Securities and Exchange Commission (the “SEC”). The SEC maintains an Internet site (http://www.sec.gov) containing reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. 16

Item 1A. Risk Factors We could be adversely impacted by various risks and uncertainties. If any of these risks actually occur, our business, financial condition, operating results, cash flow and prospects may be materially and adversely affected. As a result, the trading price of our Class A common stock could decline. Summary of Risk Factors Risks related to our business and industry • Our success depends substantially on the value of our brand, which could be materially and adversely affected by the high level of competition in the health and fitness industry, our ability to anticipate and satisfy consumer preferences, shifting views of health and fitness and our ability to obtain and retain high-profile strategic partnership arrangements. • Our and our franchisees’ stores may be unable to attract and retain members, which would materially and adversely affect our business, results of operations and financial condition. • Our intellectual property rights, including trademarks, trade names, copyrights and trade dress, may be infringed, misappropriated or challenged by others. • We and our franchisees rely heavily on information systems, including the use of email marketing, mobile application and social media, and any material failure, interruption or weakness may prevent us from effectively operating our business, damage our reputation or subject us to potential fines or other penalties. • If we fail to properly maintain the confidentiality and integrity of our data, including member credit card, debit card, bank account information and other personally identifiable information, our reputation and business could be materially and adversely affected. • The occurrence of cyber incidents, or a deficiency in cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of confidential information, and/or damage to our employee and business relationships and reputation, all of which could harm our brand and our business. • If we fail to successfully implement our growth strategy, which includes new store development by existing and new franchisees, our ability to increase our revenues and operating profits could be adversely affected. • Our planned growth and changes in the industry could place strains on our management, employees, information systems and internal controls, which may adversely impact our business. • If we cannot retain our key employees and hire additional highly qualified employees, we may not be able to successfully manage our businesses and pursue our strategic objectives. • Economic, political and other risks associated with our international operations could adversely affect our profitability and international growth prospects. • Our financial results are affected by the operating and financial results of, our relationships with and actions taken by our franchisees. • We are subject to a variety of additional risks associated with our franchisees, such as potential franchisee bankruptcies, franchisee changes in control, franchisee turnover, rising costs related to construction of new stores and maintenance of existing stores, including rising costs due to inflation and supply chain disruptions, which could adversely affect the attractiveness of our franchise model, and in turn our business, results of operations and financial condition. • We and our franchisees could be subject to claims related to health and safety risks to members that arise while at both our corporate-owned and franchise stores. • Our business is subject to various laws and regulations including, among others, those governing indoor tanning, electronic funds transfer, ACH, credit card, debit card, digital payment options, auto-renewal contracts, membership cancellation rights and consumer protection more generally, and changes in such laws and regulations, failure to comply with existing or future laws and regulations or failure to adjust to consumer sentiment regarding these matters, could harm our reputation and adversely affect our business. • Our failure to address evolving environmental, social and governance (“ESG”) issues may have an adverse effect on our business, financial condition and results of operations. • We are subject to risks associated with leasing property subject to long-term non-cancelable leases. • If we and our franchisees are unable to identify and secure suitable sites for new franchise stores, our revenue growth rate and profits may be negatively impacted. • Opening new stores in close proximity may negatively impact our existing stores’ revenues and profitability. 17

• Our franchisees may incur rising costs related to construction of new stores and maintenance of existing stores, including rising costs due to inflation, supply chain disruptions and other market conditions, which could adversely affect the attractiveness of our franchise model, and in turn our business, results of operations and financial condition. • Our dependence on a limited number of suppliers for equipment and certain products and services could result in disruptions to our business and could adversely affect our revenues and gross profit. Risks related to our indebtedness • Substantially all of the assets of certain of our subsidiaries are security, under the terms of securitization transactions that were completed on August 1, 2018, December 3, 2019 and February 10, 2022 and which impose certain restrictions on our activities and the activities of our subsidiaries. • We have a significant amount of debt outstanding, which will require a significant amount of cash to service and such indebtedness, along with the other contractual commitments of our subsidiaries, could adversely affect our business, financial condition and results of operations, as well as the ability of certain of our subsidiaries to meet their debt payment obligations. • The ability to generate cash or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control. Risks related to our organizational structure • We will be required to pay certain of our existing and previous owners for certain tax benefits we may claim. We expect that the payments we will be required to make will be substantial and may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreements and we will not be reimbursed for any payments made pursuant to the tax receivable agreements in the event that any tax benefits are disallowed. • Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations. • Our ability to pay taxes and expenses, including payments under the tax receivable agreements, may be limited by our structure. • In certain circumstances, Pla-Fit Holdings will be required to make distributions to us and the Continuing LLC Owners, and the distributions that Pla-Fit Holdings will be required to make may be substantial. Risks related to our Investment Portfolio • Our marketable debt securities portfolio is subject to credit, liquidity, market, and interest rate risks that could cause its value to decline and materially adversely affect our financial condition. Risks related to our Class A common stock • Provisions of our corporate governance documents could make an acquisition of our Company more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders. • Our organizational structure, including the tax receivable agreements, confers certain benefits upon the TRA Holders and the Continuing LLC Owners that do not benefit Class A common stockholders to the same extent as it will benefit the TRA Holders and the Continuing LLC Owners. • If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price. • Our certificate of incorporation designates courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees. • Our stock price could be extremely volatile, and, as a result, stockholders may not be able to resell shares at or above their purchase price. • Because we do not currently pay any cash dividends on our Class A common stock, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it. • We cannot guarantee that our share repurchase program will be fully consummated or that such program will enhance the long-term value of our share price. • Financial forecasting may differ materially from actual results. 18

Risks related to our business and industry Our success depends substantially on the value of our brand. Our success is dependent in large part upon our ability to maintain and enhance the value of our brand, our store members’ connection to our brand and a positive relationship with our franchisees. Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may relate to our policies, the way we manage our relationships with our members and franchisees, our growth strategies, our development efforts or the ordinary course of our, or our franchisees’, businesses. Other incidents that could be damaging to our brand may arise from events that are or may be beyond our ability to control, such as: • actions taken (or not taken) by one or more franchisees or their employees relating to health, safety, welfare or otherwise; • data security breaches or fraudulent activities associated with our and our franchisees’ electronic payment systems; • regulatory, investigative or other actions relating to our and our franchisees’ data privacy practices; • litigation and legal claims; • third-party misappropriation, dilution or infringement or other violation of our intellectual property; • regulatory, investigative or other actions relating to our and our franchisees’ provision of indoor tanning services; • regulatory, investigative or other actions relating to pricing, billing and cancellation practices; • illegal activity targeted at us or others; and • conduct by individuals affiliated with us which could violate ethical standards or otherwise harm the reputation of our brand. Consumer demand for our stores and our brand’s value could diminish significantly if any such incidents or other matters erode consumer confidence in us, our stores or our reputation as a health and fitness brand, which would likely result in fewer memberships sold or renewed and, ultimately, lower royalty revenue, which in turn could materially and adversely affect our results of operations and financial condition. The high level of competition in the health and fitness industry could materially and adversely affect our business. We compete with the following industry participants: other health and fitness clubs; physical fitness and recreational facilities established by non-profit organizations and businesses for their employees; private studios and other boutique fitness offerings; racquet, tennis, pickleball and other athletic clubs; amenity and condominium/apartment clubs; country clubs; online personal training and fitness coaching; delivery of digital fitness content; the home-use fitness equipment industry; local tanning salons; businesses offering similar services; and other businesses that rely on consumer discretionary spending. We may not be able to compete effectively in the markets in which we operate. Competitors may attempt to copy our business model, or portions thereof, which could erode our market share and brand recognition and impair our growth rate and profitability. Competitors, including companies that are larger and have greater resources than us, may compete with us to attract members in our markets. Non-profit organizations in our markets may be able to obtain land and construct stores at a lower cost and collect membership dues and fees without paying taxes, thereby allowing them to charge lower prices. Luxury fitness companies may attempt to enter our market by lowering prices or creating lower price brand alternatives. Furthermore, due to the increased number of low-cost health and fitness club alternatives, we may face increased competition if we increase our price or if discretionary spending declines. This competition may limit our ability to attract and retain existing members and our ability to attract new members, which in each case could materially and adversely affect our results of operations and financial condition. Consumer demand for digital member management functionality and digital fitness offerings have been increasing, which has required us to effectively recruit the skills and talent structure needed to adequately compete in this space, in addition to investing incremental marketing and digital infrastructure funds to produce and deliver differentiated content. If we are unable to anticipate and satisfy consumer preferences and shifting views of health and fitness, our business may be adversely affected. Our success depends on our ability to anticipate and satisfy consumer preferences relating to health and fitness. Our business is and all of our services are subject to changing consumer preferences that cannot be predicted with certainty. Developments or shifts in research or public opinion on the types of health and fitness services we provide could negatively impact the business or consumers’ preferences for health and fitness services could shift rapidly to different types of health and fitness centers or at- home fitness options; and we may be unable to anticipate and respond to shifts in consumer preferences. It is also possible that competitors could introduce new products and services that negatively impact consumer preference for our business model, or that consumers could prefer health and fitness opportunities outside of the gym that do not align with our business model. The increased prevalence of weight loss medications could negatively impact consumer demand for health and fitness centers. 19

Failure to predict and respond to changes in public opinion, public research and consumer preferences could adversely impact our business. If we fail to obtain and retain high-profile strategic partnership arrangements, or if the reputation of any of our partners is impaired, our business may suffer. A principal component of our marketing program has been to partner with high-profile marketing partners, such as our sponsorship of ABC’s “Dick Clark’s New Year’s Rockin’ Eve with Ryan Seacrest 2024,” to help us extend the reach of our brand. Although we have partnered with several well-known partners in this manner, we may not be able to attract and partner with new marketing partners in the future. In addition, if the actions of our partners were to damage their reputation, our partnerships may be less attractive to our current or prospective members. Any of these failures by us or our partners could adversely affect our brand, business and revenues. Our and our franchisees’ stores may be unable to attract and retain members, which would materially and adversely affect our business, results of operations and financial condition. Our target market is people seeking regular exercise and people who are new to fitness. The success of our business depends on our and our franchisees’ ability to attract and retain members. Our and our franchisees’ marketing efforts may not be successful in attracting members to stores, and membership levels may materially decline over time, especially at stores in operation for an extended period of time. Members may cancel their memberships at any time after giving proper notification, in accordance with the terms of their membership agreement, subject to an initial minimum term applicable to certain memberships. We may also cancel or suspend memberships if a member fails to provide payment for an extended period of time. In addition, we experience attrition and must continually engage existing members and attract new members in order to maintain membership levels. A portion of our member base does not regularly use our stores and may be more likely to cancel their memberships. Some of the factors that could lead to a decline in membership levels include changing desires and behaviors of consumers or their perception of our brand, a shift to digital fitness versus our core bricks and mortar fitness offerings, changes in discretionary spending trends and general economic conditions, such as inflation, changes in customer behavior as a result of public health or other concerns, market maturity or saturation, a decline in our ability to deliver quality service at a competitive price, an increase in monthly membership dues due to inflation, direct and indirect competition in our industry and a decline in the public’s interest in health and fitness, among other factors. In order to increase membership levels, we may from time to time offer promotions or lower monthly dues or annual fees. If we and our franchisees are not successful in optimizing price or in adding new memberships in new and existing stores, growth in monthly membership dues or annual fees may suffer. Any decrease in our average dues or fees or higher membership costs may adversely impact our results of operations and financial condition. Our intellectual property rights, including trademarks, trade names, copyrights and trade dress, may be infringed, misappropriated or challenged by others. Our intellectual property (including our brand) is important to our continued success. We seek to protect our trademarks, trade names, copyrights, trade dress and other intellectual property by exercising our rights under applicable state, provincial, federal and international laws. Policing unauthorized use and other violations of our intellectual property rights is difficult, and the steps we take may not prevent misappropriation, infringement, dilution or other violations of our intellectual property, especially internationally where foreign nations may not have laws to protect against “squatting,” or in “first-to-file” nations where trademark rights can be obtained despite a third-party’s prior use of our intellectual property. If we were to fail to successfully protect our intellectual property rights for any reason, or if any third-party misappropriates, dilutes, infringes or violates our intellectual property, the value of our brand may be harmed, which could have an adverse effect on our business, results of operations and financial condition. Any damage to our reputation could cause membership levels to decline or make it more difficult to attract new members. We may also from time to time be required to initiate litigation to enforce our intellectual property rights. Third parties may also assert that we have infringed, diluted, misappropriated or otherwise violated their intellectual property rights, which could lead to litigation against us. Litigation, even where we are likely to prevail, is inherently uncertain and could divert the attention of management, result in substantial costs and diversion of resources and negatively affect our membership sales and profitability regardless of whether we are able to successfully enforce or defend our rights. Despite our efforts to enforce and defend our intellectual property rights, title defects can arise from conduct of third parties that we cannot anticipate or control, or our exclusive ownership and control over our intellectual property, especially our rights in trademarks and trade secrets, could be diminished or impaired. For example, under U.S. law a third-party’s prior use of a trademark similar to a Planet Fitness trademark could impair our rights in our trademarks, which, despite reasonable research and efforts, we may not have been able to discover or anticipate. In addition, our trade secrets and confidential information could be compromised through misappropriation or unauthorized disclosure, including through a cyber incident, and, despite our reasonable efforts to protect our confidential information and trade secrets, and to maintain the proprietary status thereof, the information could be disclosed 20 or a court could rule that legal protections provided to trade secrets are no longer enforceable, which could have a material adverse effect on our business, results of operations, financial condition and cash flow. We and our franchisees rely heavily on information systems, and any material failure, interruption or weakness may prevent us from effectively operating our business and damage our reputation. We and our franchisees increasingly rely on information systems, including point-of-sale processing systems in our stores and other information systems managed by third parties, to interact with our franchisees and members and collect, maintain, store and transmit member information, billing information and other personally identifiable information, including for the operation of stores, collection of cash, legal and regulatory compliance, management of our supply chain, accounting, staffing, payment of obligations, ACH transactions, credit and debit card transactions and other processes and procedures. Since 2015, we have used a commercially available third-party point-of-sale system. Unforeseen issues, such as bugs, data inconsistencies, outages, changes in business processes, and other interruptions with the point-of-sale system in the past have had, and in the future could have, an adverse impact on our business. Additionally, if we move to different third-party systems, or otherwise significantly modify the point-of-sale system, our operations, including EFT drafting, could be interrupted. Our ability to efficiently and effectively manage our franchisee and corporate-owned stores depends significantly on the reliability and capacity of these systems, and any potential failure of these third parties to provide quality uninterrupted service is beyond our control. Our digital platform runs on data services and solutions, and facilitates digital experiences across digital channels, including mobile, online, and in-club media. We continue to invest in this platform to deliver new digital experiences that provide better services and value to our store members and franchisees. If we move to a different partner to develop and maintain this platform, or the ability of the vendor providing digital platform services to provide its services is impaired, our operations could increasingly be interrupted. This platform is built on commercial cloud computing platforms and future digital services we may offer could also be sourced from third-party platforms. Since 2019, we developed and rolled out a new customized mobile application, evaluated and rolled out a new in-store media solution, introduced premium digital content through a partnership across multiple channels and have worked to develop and implement a strategy focused on increasing member engagement across all our digital platforms. Such platforms depend on the internet, internet providers and cloud computing providers to deliver ongoing services, the interruption of which could disrupt our operations. Disruption to those platforms and/or services could impact the products and services we offer to our members and affect our membership sales and retention. Our and our franchisees’ operations depend upon our ability, and the ability of our franchisees and third-party service providers (as well as their third-party service providers), to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, denial-of-service attacks and other disruptions. There is also a potential heightened risk of cyber security incidents as a result of geopolitical events outside of our control, such as the ongoing Russia-Ukraine conflict. The failure of these systems to operate effectively, stemming from maintenance problems, upgrading or transitioning to new platforms, expanding our systems as we grow, a breach in security or other unanticipated problems could result in interruptions to or delays in our business and member services and reduce efficiency in our operations. In addition, the implementation of technology changes and upgrades to maintain current and integrate new systems may also cause service interruptions, operational delays due to the learning curve associated with using a new system, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. If our information systems, or those of our franchisees and third-party service providers (as well as their third-party service providers), fail and our or our partners’ third- party back-up or disaster recovery plans are not adequate to address such failures, our revenues and profits could be reduced and the reputation of our brand and our business could be materially adversely affected, which in turn may materially and adversely affect our results of operations and financial condition. Furthermore, as a result of the COVID-19 pandemic, we shifted to a hybrid work model whereby most of our headquarters-based employees work remotely at least one day per week. The significant increase in remote working, particularly for an extended period of time, could exacerbate certain risks to our business, including an increased risk of cyber incidents and improper collection and dissemination of personal or confidential information. Use of email marketing, mobile application and social media may adversely impact our reputation or subject us to fines or other penalties. There has been a substantial increase in the use and popularity of email, social media and other consumer-oriented technologies, including v-logs, blogs, podcasts, chat platforms, social media websites and applications, and other forms of internet-based communication, which has increased the speed and accessibility of information dissemination and broadened the pool of consumers and other interested persons. Negative or false commentary about us may be posted on social media platforms or similar devices at any time and may harm our business, brand, reputation, marketing partners, financial condition, and results of operations, regardless of the information’s accuracy. Consumers value readily available information about health clubs and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction. In addition, social media platforms provide users with access to 21 such a broad audience that collective action against our stores, such as boycotts, can be more easily organized. If such actions were organized, we could suffer reputational damage as well as physical damage to our stores. Social media and other platforms have in the past been and may in the future be used to attack us, our information security systems and our reputation, including through use of spam, spyware, ransomware, phishing and social engineering, viruses, worms, malware, distributed denial of service attacks, password attacks, “Man in the Middle” attacks, cybersquatting, impersonation of employees or officers, abuse of comments and message boards, fake reviews, doxing and swatting. We have a cyber security policy that attempts to prevent and respond to these attacks. Nonetheless, these types of attacks are pervasive inside and outside of the industry and could lead to the improper disclosure of proprietary information, negative comments about our brand, exposure of personally identifiable information, fraud, hoaxes or malicious dissemination of false information, which could lead to a decline in the value of our brand, which could have a material adverse effect on our business. We also use email, sms/texting, mobile application, web and social media platforms as marketing tools. For example, we maintain social media accounts and may occasionally email or text members to inform them of certain offers or promotions. As laws and regulations, including FTC enforcement, rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our franchisees, our spokespeople and brand ambassadors or other third parties acting at their direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our and our franchisees’ business, financial condition and results of operations or subject us to fines or other penalties. If we fail to properly maintain the confidentiality and integrity of our data, including member credit card, debit card, bank account information and other personally identifiable information, our reputation and business could be materially and adversely affected. In the ordinary course of business, we and our franchisees handle member, prospective member and employee data, including credit and debit card numbers, bank account information, driver’s license numbers, dates of birth and other highly sensitive personally identifiable information, in information systems that we maintain and in those maintained by franchisees and third parties with whom we contract to provide services. Our mobile application tracks exercise and activity-related data, which may in the future track other personal information. Some of this data is sensitive and could be an attractive target of a criminal attack by malicious third parties with a wide range of motives and expertise, including lone wolves, organized criminal groups, “hacktivists,” disgruntled current or former employees and others. The integrity and protection of member, prospective member and employee data is critical to us. Despite the security measures we have in place to comply with applicable laws and rules, our facilities and systems, and those of our franchisees and third-party vendors (as well as their third-party service providers), may be vulnerable to security breaches, acts of cyber terrorism or sabotage, vandalism or theft, computer viruses, loss or corruption of data, programming or human errors or other similar events. Furthermore, the size and complexity of our information systems, and those of our franchisees and our third-party vendors (as well as their third-party service providers), make such systems potentially vulnerable to security breaches from inadvertent or intentional actions by our employees, franchisees or vendors, or from attacks by malicious third parties. Because such attacks are increasing in sophistication and change frequently in nature, we, our franchisees and our third-party vendors may be unable to anticipate these attacks or implement adequate preventative measures, and any compromise of our systems, or those of our franchisees and third-party vendors (as well as their third-party service providers), may not be discovered and remediated promptly. Changes in consumer behavior following a security breach or perceived security breach, act of cyber terrorism or sabotage, vandalism or theft, computer viruses, loss or corruption of data or programming or human error or other similar event affecting a competitor, large retailer or financial institution may materially and adversely affect our business, which in turn may materially and adversely affect our results of operations and financial condition. Additionally, the handling of personally identifiable information by our, or our franchisees’, businesses are regulated at the federal, state and international levels, as well as by certain industry groups, such as the Payment Card Industry Security Standards Council, National Automated Clearing House Association, Canadian Payments Association and individual credit card issuers. Federal, state, international and industry groups may also consider and implement from time to time new privacy and security requirements that apply to our businesses. Compliance with contractual obligations and evolving privacy and security laws, requirements and regulations may result in cost increases due to necessary systems changes, new limitations or constraints on our business models and the development of new administrative processes. They also may impose further restrictions on our handling of personally identifiable information that is housed in one or more of our, or our franchisees’ databases, or those of our third-party service providers. Noncompliance with privacy laws or industry group requirements or a security breach or perceived non-compliance or breach involving the misappropriation, loss or other unauthorized disclosure of personal, sensitive or confidential information, whether by us or by one of our franchisees or vendors, could have material adverse effects on our and our franchisees’ business, operations, brand, reputation and financial condition, including decreased revenue, material fines and penalties, litigation, increased financial processing fees, compensatory, statutory, punitive or other damages, adverse actions against our licenses to do business and injunctive relief by court or consent order. Despite our efforts, the handling of personally identifiable information may not be in compliance with applicable law, or this information could be 22 disclosed or lost due to a hacking event or unauthorized access to our information system, or through publication or improper disclosure, any of which could affect the value of our brand. We maintain and we require our franchisees to maintain cyber risk insurance, but in the event of a significant data security breach, this insurance may not cover all of the losses that we would be likely to suffer. The occurrence of cyber incidents, or a deficiency in cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of confidential information, and/or damage to our employee and business relationships and reputation, all of which could subject us to loss and harm our brand and our business. We have been in the past, and we could be in the future, subject to cyber incidents or other adverse events that threaten the confidentiality, integrity or availability of information resources, including intentional attacks or unintentional events where parties gain unauthorized access to systems to disrupt operations, corrupt data or steal confidential, personal or other information about customers, franchisees, vendors and employees. Such attacks have become more common, and many companies have recently experienced serious cyber incidents and breaches of their information technology systems. As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. We could also be subject to negative impacts on our business caused by cyber incidents relating to our third-party vendors. The three primary risks that could directly result from the occurrence of a cyber incident include operational interruption, damage to the relationship with members and private data exposure, which each in turn could create additional risks and exposure. We maintain insurance coverage to address cyber incidents, and have also implemented processes, procedures and controls to help mitigate these risks. However, these measures do not guarantee that our reputation and financial results will not be adversely affected by such an incident. Because we and our franchisees accept electronic forms of payment from our respective customers, our business requires the collection and retention of customer data, including credit and debit card numbers and other personally identifiable information in various information systems that we and our franchisees maintain and in those maintained by third parties with whom we and our franchisees contract to provide credit card processing. We also maintain important internal company data, such as personally identifiable information about our employees and franchisees and information relating to our operations. Our use of personally identifiable information is regulated by federal, state, and foreign laws, as well as by certain third-party agreements. As privacy and information security laws and regulations and contractual obligations with third parties evolve, we may incur additional costs to ensure that we remain in compliance with those laws and regulations and contractual obligations. If our security and information systems are compromised or if we, our employees or franchisees fail to comply with these laws, regulations, or contract terms, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and could disrupt our operations and result in costly litigation, judgments, or penalties arising from violations of federal and state laws and payment card industry regulations. Under certain laws, regulations and contractual obligations, a cyber incident could also require us to notify customers, employees or other groups of the incident or could result in adverse publicity, loss of sales and profits or an increase in fees payable to third parties. We could also incur penalties or remediation and other costs that could adversely affect the operation of our business and results of operations, which in turn may materially and adversely affect our results of operations and financial condition. If we fail to successfully implement our growth strategy, which includes new store development by existing and new franchisees, our ability to increase our revenues and operating profits could be adversely affected. Our growth strategy relies in large part upon new store development by existing and new franchisees. Our franchisees face many challenges in opening new stores, including: • availability and cost of financing; • selection and availability of suitable store locations; • competition for store sites; • negotiation of acceptable lease and financing terms; • inflationary pressures on build out costs; • disruptions in the supply chain for required build out, equipment and materials; • securing required domestic or foreign governmental permits and approvals; • health and fitness trends in new geographic regions and acceptance of our offerings; • employment, training and retention of qualified employees; • ability to open new stores during the timeframes we and our franchisees expect; and 23

• general economic and business conditions. In particular, because the majority of our new store development is funded by franchisee investment, our growth strategy is dependent on our franchisees’ (or prospective franchisees’) ability to access funds to finance such development. If our franchisees (or prospective franchisees) are not able to obtain financing at commercially reasonable rates, or at all, they may be unwilling or unable to invest in the development of new stores, and our future growth could be adversely affected. Our growth strategy also relies on our ability to identify, recruit and enter into agreements with a sufficient number of franchisees. In addition, our ability and the ability of our franchisees to successfully open and operate new stores in new or existing markets may be adversely affected by a lack of awareness or acceptance of our brand, as well as a lack of existing marketing efforts and operational execution in these new markets. To the extent that we are unable to implement effective marketing and promotional programs and foster recognition and affinity for our brand in new domestic and international markets, our and our franchisees’ new stores may not perform as expected and our growth may be significantly delayed or impaired. In addition, franchisees of new stores may have difficulty securing adequate financing, particularly in new markets where there may be a lack of adequate history and brand familiarity. New stores may not be successful or our average store membership sales may not increase at historical rates, which could materially and adversely affect our business, results of operations and financial condition. To the extent our franchisees are unable to open new stores as we anticipate, we will not realize the revenue growth that we hope or expect. Our failure to add a significant number of new stores would adversely affect our ability to increase our revenues and operating income and could materially and adversely affect our business, results of operations and financial condition. Our planned growth could place strains on our management, employees, information systems and internal controls, which may adversely impact our business. For several years prior to the COVID-19 pandemic, we experienced growth in our business activities and operations, including a significant increase in the number of system-wide stores. Although such growth was temporarily slowed by measures put in place in response to the COVID-19 pandemic and the resulting temporary closure of stores and accompanying decrease in membership, we have resumed our expansion strategy, in line with prior plans for growth. Our past expansion and our current planned expansion place significant demands on our administrative, operational, financial and other resources. Such demands may be heightened by our efforts to expand internationally, where our brand is new and will require additional resources to enter new markets. Any failure to manage growth effectively could seriously harm our business. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, legal, human resources, risk management, digital, marketing, technology, sales and operations functions. These processes are time-consuming and expensive, increase management responsibilities and divert management attention, and we may not realize a return on our investment in these processes. In addition, we believe the culture we foster at our and our franchisees’ stores is an important contributor to our success. However, as we expand, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. These risks may be heightened as our growth accelerates. Our failure to successfully execute on our planned expansion of stores could materially and adversely affect our results of operations and financial condition. Changes in the industry could place strains on our management, employees, information systems and internal controls, which may adversely impact our business. Changes in the industry affecting gym memberships and payment for gym memberships may place significant demands on our administrative, operational, financial and other resources or require us to obtain different or additional resources. Any failure to manage such changes effectively could adversely affect our business. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls in order to adapt quickly to such changes. These changes may be time-consuming and expensive, increase management responsibilities and divert management attention, and we may not realize a return on our investment in implementing these changes, which in turn could materially and adversely affect our results of operations and financial condition. If we cannot retain our key employees and hire additional highly qualified employees, we may not be able to successfully manage our businesses and pursue our strategic objectives. We are highly dependent on the services of our senior management team and other key employees at our corporate headquarters and our corporate-owned stores, and on our and our franchisees’ ability to recruit, retain and motivate key employees. Competition for such employees can be intense, and the inability to attract and retain the additional qualified employees required to expand our activities, the loss of current key employees, or our ability to successfully identify and engage a highly qualified permanent CEO could adversely affect our and our franchisees’ operating efficiency and financial condition. 24

Economic, political and other risks associated with our international operations could adversely affect our profitability and international growth prospects. We currently have stores operating in certain other countries around the world, including Canada, Panama, Mexico and Australia. Our international operations are subject to a number of risks inherent to operating in foreign countries, and any expansion of our international operations will increase the impact of these risks. These risks include, among others: • inadequate brand infrastructure within foreign countries to support our international activities; • inconsistent regulation or sudden policy changes by foreign agencies or governments; • maintaining non-U.S. employees; • the collection of royalties from foreign franchisees; • difficulty of enforcing contractual obligations of foreign franchisees; • increased costs in maintaining international franchise and marketing efforts; • franchisees’ difficulty in raising adequate capital; • problems entering international markets with well established competitors and different cultural bases and consumer preferences; • political and economic instability of foreign markets, including as a result of war or conflict; • compliance with laws and regulations applicable to our international operations, such as the Foreign Corrupt Practices Act and regulations promulgated by the Office of Foreign Asset Control; • fluctuations in foreign currency exchange rates; and • operating in new, developing or other markets in which there are significant uncertainties regarding the interpretation, application and enforceability of laws and regulations relating to contract and intellectual property rights. As a result, those new stores may be less successful than stores in our existing markets. Further, effectively managing growth can be challenging, particularly as we continue to expand into new international markets where we must balance the need for flexibility and a degree of autonomy for local management against the need for consistency with our mission and standards. Our financial results are affected by the operating and financial results of, and our relationships with, our franchisees. A substantial portion of our revenues come from royalties, which are generally based on a percentage of gross monthly membership dues and annual fees at our franchise stores or, in certain cases, a sliding scale based on gross monthly membership dues, other fees and commissions generated from activities associated with our franchisees, and equipment sales to our franchisees. As a result, our financial results are largely dependent upon the operational and financial results of our franchisees. As of December 31, 2023, we had 103 franchisee groups operating 2,319 stores. Negative economic conditions, including recession, public health emergencies, inflation, increased unemployment levels and the effect of decreased consumer confidence or changes in consumer behavior, could materially harm our franchisees’ financial condition, which would cause our royalty and other revenues to decline and materially and adversely affect our results of operations and financial condition as a result. In addition, if our franchisees fail to renew their franchise agreements, these revenues may decrease, which in turn could materially and adversely affect our results of operations and financial condition. Our franchisees could take actions that harm our business. Our franchisees are contractually obligated to operate their stores in accordance with the operational, safety and health standards set forth in our agreements with them, including adherence to applicable laws and regulations. However, franchisees are independent third parties and their actions are outside of our control. In addition, we cannot be certain that our franchisees will have the business acumen or financial resources necessary to operate successful franchises in their approved locations, and certain state franchise laws limit our ability to terminate or not renew these franchise agreements. Our franchisees own, operate and oversee the daily operations of their stores. As a result, the ultimate success and quality of any franchise store rests with the franchisee. If franchisees do not successfully operate stores in a manner consistent with required standards and comply with local laws and regulations, franchise fees and royalties paid to us may be adversely affected, and our brand image and reputation could be harmed, which in turn could materially and adversely affect our results of operations and financial condition. Although we believe we generally maintain positive working relationships with our franchisees, disputes with franchisees have occurred in the past and may occur in the future. Such disputes could damage our brand image and reputation and our relationships with our franchisees generally. 25

We are subject to a variety of additional risks associated with our franchisees. Our franchise business model subjects us to a number of risks, any one of which may impact our revenues collected from our franchisees, may harm the goodwill associated with our brand, and may materially and adversely impact our business and results of operations. Bankruptcy of franchisees. A franchisee bankruptcy could have a substantial negative impact on our ability to collect payments due under such franchisee’s franchise agreement(s). In a franchisee bankruptcy, the bankruptcy trustee may reject its franchise agreement(s), ADA(s) and/or franchisee lease/sublease pursuant to Section 365 under the U.S. bankruptcy code, in which case there would be no further royalty payments from such franchisee, and we may not ultimately recover those payments in a bankruptcy proceeding of such franchisee in connection with a damage claim resulting from such rejection. Franchisee changes in control. Our franchises are operated by independent business owners. Although we have the right to approve franchise owners, and any transferee owners, we cannot predict in advance whether a particular franchise owner will be successful. If an individual franchise owner is unable to successfully establish, manage and operate the store, the performance and quality of service of the store could be adversely affected, which could reduce memberships and negatively affect our royalty revenues and brand image. Although our agreements prohibit “changes in control” of a franchisee without our prior consent as the franchisor, our form franchise agreement, and state franchise relationship laws limit our ability to withhold our consent to the transfer of a store to a new owner. In any transfer situation, the transferee may not be able to perform its obligations under its franchise agreements and successfully operate the store. In such a case the performance and quality of service of the store could be adversely affected, which could also reduce memberships and negatively affect our royalty revenues and brand image. In addition, in the event of the death or permanent disability of a franchisee (if a natural person) or a principal of a franchisee entity, the executors and representatives of the franchisee are required to appoint an operator approved by us to manage the store. There is, however, no assurance that any such operator would be found or, if found, would be able to successfully operate its store. In the event that an acceptable operator is not found, the franchisee would be in default under its franchise agreement and, among other things, the franchise agreement and the franchisee’s right to operate the store under the franchise agreement could be terminated. If a new operator is not found or approved by us, or the new operator is not as successful in operating the store as the then-deceased franchisee or franchisee principal, the gross EFT of the store may be affected and could adversely affect our business and operating results. Franchisee insurance. Our form franchise agreement requires each franchisee to maintain certain insurance types and levels. Losses arising from certain extraordinary hazards, such as extreme weather events brought on by climate change, however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks, or franchisees may fail to procure the required insurance. Moreover, any loss incurred could exceed policy limits and policy payments made to franchisees may not be made on a timely basis. Any such loss or delay in payment could have a material adverse effect on a franchisee’s ability to satisfy its obligations under its franchise agreement or other contractual obligations, which could cause the termination of the franchisee’s franchise agreement and, in turn, may materially and adversely affect our operating and financial results. Some of our franchisees are operating entities. Franchisees may be natural persons or legal entities. Our franchisees that are operating companies (as opposed to limited purpose entities) are subject to business, credit, financial and other risks, which may be unrelated to the operation of their stores. These unrelated risks could materially and adversely affect a franchisee that is an operating company and its ability to service its members and maintain store operations while making royalty payments, which in turn may materially and adversely affect our business and operating results. Franchise agreement termination; nonrenewal. Each franchise agreement is subject to termination by us as the franchisor in the event of a default, generally after expiration of applicable cure periods, although under certain circumstances a franchise agreement may be terminated by us upon notice without an opportunity to cure. The default provisions under the form franchise agreement are drafted broadly and include, among other things, any failure to meet operating standards and actions that may threaten our brand’s goodwill. Moreover, a franchisee may have a right to terminate its franchise agreement in certain circumstances. Our ability to terminate a franchise agreement following a default that is not cured within the applicable cure period, if any, and the ability of franchisees under certain circumstances to terminate a franchise agreement, could reduce our royalty revenue, which in turn may materially and adversely affect our business and operating results. In addition, each franchise agreement has an expiration date. Upon the expiration of a franchise agreement, we or the franchisee may, or may not, elect to renew the franchise agreement. If the franchise agreement is renewed, the franchisee will receive a “successor” franchise agreement for an additional term. Such option, however, is contingent on the franchisee’s execution of the then-current form franchise agreement (which may include increased royalty payments, advertising fees and other fees and costs), the satisfaction of certain conditions (including re-equipment and remodeling of the store and other requirements) and the payment of a successor fee. If a franchisee is unable or unwilling to satisfy any of the foregoing conditions, the expiring 26 franchise agreement will terminate upon expiration of its term. If not renewed, a franchise agreement and the related payments will terminate. We may be unable to find a new franchisee to replace such lost revenues, which in turn may materially and adversely affect our business and operating results. Franchisee litigation; effects of regulatory efforts. We and our franchisees are subject to a variety of litigation risks, including, but not limited to, member claims, personal injury claims, vicarious liability claims, litigation with or involving our relationship with franchisees, litigation alleging that the franchisees are our employees or that we are the co-employer of our franchisees’ employees, employee allegations against the franchisee or us of improper termination and discrimination, landlord/tenant disputes and intellectual property claims. Each of these claims may increase costs, reduce the execution of new franchise agreements and affect the scope and terms of insurance or indemnifications we and our franchisees may have. In addition, we and our franchisees are subject to various regulatory efforts to enforce employment laws, such as efforts to classify franchisors as the co-employers of their franchisees’ employees and legislation to categorize individual franchised businesses as large employers for the purposes of various employment benefits. We and our franchisees also may be subject to changes in state tax laws or enforcement of state tax laws, whereby states subject certain franchisee payments to out of state franchisors to state sales tax or other, similar taxes. These and other legislation or regulations may have a disproportionate impact on franchisors and/or franchised businesses. These changes may impose greater costs and regulatory burdens on franchising and negatively affect our ability to sell new franchises, which in turn may materially and adversely affect our results of operations and financial condition. Franchise agreements and franchisee relationships. Our franchisees develop and operate their stores under terms set forth in our ADAs and franchise agreements, respectively. These agreements typically give rise to long-term relationships that involve a complex set of mutual obligations and mutual cooperation. We have a standard set of agreements that we typically use with our franchisees, but various franchisees have negotiated specific terms in these agreements. Furthermore, we may from time to time negotiate terms of our franchise agreements with individual franchisees or groups of franchisees (e.g., a franchisee association). We have also recently implemented a new growth model which, among other things. provides for extended franchise agreement terms, up to twelve years, and provides more flexibility on the timing of re-equipment obligations. We seek to have positive relationships with our franchisees, based in part on our common understanding of our mutual rights and obligations under our agreements, to enable both the franchisees’ business and our business to be successful. However, we and our franchisees may not always maintain a positive relationship or always interpret our agreements in the same way. Our failure to have positive relationships with our franchisees could individually or in the aggregate cause us to change or limit our business practices, which may make our business model less attractive to our franchisees or our members and could result in costly litigation between us and our franchisees. Finally, we have the discretion to, and may change over time, the financial and other terms of our franchise agreements and ADAs offered to new franchisees and developers. In the past, we have sought to discuss and reach accord with our franchisee association over such changes, but there is no assurance that we will be successful in such efforts in the future. If we were unsuccessful, this may lead to discord with our franchisee association that could have a detrimental effect on the growth of our business. While our franchisee revenues are not concentrated among one or a small number of parties, the success of our franchise model depends in large part on our ability to maintain contractual relationships with franchisees in profitable stores. Under our new growth model, a typical franchise agreement has a term of between ten and twelve years. Our largest franchisee group accounts for approximately 8% of our total stores and another large franchisee group accounts for approximately 6% of our total stores as of December 31, 2023. If we fail to maintain or renew our contractual relationships on acceptable terms for these or other stores, or if one or more of these large franchisees were to become insolvent or otherwise were unwilling to pay amounts due to us, our business, reputation, financial condition and results of operations could be materially and adversely affected. Construction and maintenance costs. Our franchisees have incurred and may in the future incur rising costs related to construction of new stores and maintenance of existing stores, which could adversely affect the attractiveness of our franchise model, and in turn our business, results of operations and financial condition. Corporate-owned stores require significant upfront and ongoing investment, including periodic remodeling and equipment replacement. If our franchisees’ costs are greater than expected, franchisees may need to outperform their operational plan to achieve their targeted return. In addition, increased costs may result in lower profits to franchisees, which may allow a franchisee to terminate its franchise agreement or make it harder for us to attract new franchisees, which in turn could materially and adversely affect our business, results of operations and financial condition. In addition, if a franchisee is unwilling or unable to acquire the necessary financing to invest in the maintenance and upkeep of its stores, including periodic remodeling and replacement of equipment, the quality of its stores could deteriorate, which may have a negative impact on our brand image and our ability to attract and maintain members, which in turn may have a negative impact on our revenues. Franchisee turnover. There can be no guarantee of the retention of any, including the top performing, franchisees in the future, or that we will maintain the ability to attract, retain, and motivate sufficient numbers of franchisees of the same caliber. The 27 quality of existing franchisee operations may be diminished by factors beyond our control, including franchisees’ failure or inability to hire or retain qualified managers and other personnel. Training of managers and other personnel may be inadequate. These and other such negative factors could reduce franchise stores’ revenues, impact payments to us from franchisees under the franchise agreements and could have a material adverse effect on our revenues, which in turn may materially and adversely affect our business. We and our franchisees could be subject to claims related to health and safety risks to members that arise while at both our corporate-owned and franchise stores. Use of our and our franchisees’ stores poses some potential health and safety risks to members or guests through physical exertion and use of our services and facilities, including exercise and tanning equipment. Claims might be asserted against us and our franchisees for injuries or death suffered by members or guests while exercising and using the facilities at a store. In addition, actions we have taken or may take, or decisions we have made or may make, in response to the COVID-19 pandemic or other public health emergencies may result in legal claims or litigation against us, including legal claims related to alleged exposure to COVID-19 or other highly prevalent viruses at corporate-owned stores and franchise stores. We may not be able to successfully defend such claims. We also may not be able to maintain our general liability insurance on acceptable terms in the future or maintain a level of insurance that would provide adequate coverage against potential claims. Depending upon the outcome, these matters may have a material adverse effect on our results of operations, financial condition and cash flows. Our business is subject to various laws and regulations and changes in such laws and regulations, or failure to comply with existing or future laws and regulations, could adversely affect our business. We are subject to the FTC Franchise Rule, as amended, which is a trade regulation promulgated by the FTC that regulates the offer and sale of franchises in the United States and that requires us to provide to all prospective franchisees certain mandatory disclosures in a FDD, unless otherwise exempt from the Rule. In addition, we are subject to state franchise registration and disclosure laws in approximately 14 states and various state business opportunity laws that regulate the offer and sale of franchises and require us, unless otherwise exempt from the applicable law, to register our franchise offering in those states prior to our making any offer or sale of a franchise in those states and to provide a FDD to prospective franchisees in accordance with such laws. We are subject to franchise disclosure laws in six provinces in Canada that regulate the offer and sale of franchises by requiring us, unless otherwise exempt, to prepare and deliver a franchise disclosure document to disclose our franchise offering in a prescribed format to prospective franchisees in accordance with such laws, and that regulate certain aspects of the franchise relationship. We are subject to similar franchise sales laws in Mexico and Australia, and may become subject to similar laws in other countries in which we may offer franchises in the future. Failure to comply with such laws may result in a franchisee’s right to rescind its franchise agreement and damages, and may result in investigations or actions from federal or state franchise authorities, civil fines or penalties, and stop orders, among other remedies. We are also subject to franchise relationship laws in approximately 20 states and in various U.S. territories that regulate many aspects of the franchise relationship including, depending upon the jurisdiction, renewals and terminations of franchise agreements, franchise transfers, the applicable law and venue in which franchise disputes must be resolved, discrimination and franchisees’ right to associate, among others. Our failure to comply with such franchise relationship laws could result in fines, damages and our inability to enforce franchise agreements where we have violated such laws. Although we believe that our FDDs, franchise sales practices and franchise activities comply with such franchise sales laws and franchise relationship laws, our non-compliance could result in liability to franchisees and regulatory authorities (as described above), inability to enforce our franchise agreements and a reduction in our anticipated royalty revenue, which in turn may materially and adversely affect our business and results of operations. We and our franchisees are also subject to the Fair Labor Standards Act of 1938, as amended, and various other laws in the United States, Canada, Panama, Mexico and Australia governing such matters as minimum-wage requirements, overtime and other working conditions. Based upon our experience with hiring employees and operating corporate-owned stores, we believe a significant number of our and our franchisees’ employees are paid at rates related to the U.S. federal or state minimum wage, and past increases in the U.S. federal and/or state minimum wage have increased labor costs, as would future increases. Any increases in labor costs might result in our and our franchisees inadequately staffing stores. Such increases in labor costs, and those that may arise due to other changes in labor laws or as a result of low unemployment rates, could affect store performance and quality of service, decrease royalty revenues and adversely affect our brand. Our and our franchisees’ operations and properties are subject to extensive U.S., Canadian, Panamanian, Mexican and Australian, federal, international, state, provincial and local laws and regulations, including those relating to environmental, building and zoning requirements. Our and our franchisees’ development of properties depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. Failure to comply with these legal requirements could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability, which could adversely affect our business. 28

We and our franchisees are responsible at the stores we each operate for compliance with state, provincial and local laws that regulate the relationship between stores and their members. Many states and provinces have consumer protection regulations that may limit the collection of membership dues or fees prior to opening, require certain disclosures of pricing information, mandate the maximum length of contracts and “cooling off” periods for members (after the purchase of a membership), set escrow and bond requirements for stores, govern member rights in the event of a member relocation or disability, provide for specific member rights when a store closes or relocates, require us to offer specific mechanisms for membership cancellation, require advance notice before automatically renewing certain memberships or preclude automatic membership renewals. The FTC has recently proposed new regulations intended to make recurring subscriptions and memberships easy to cancel. Our or our franchisees’ failure to comply fully with these rules or requirements may subject us or our franchisees to fines, penalties, damages and civil liability, result in membership contracts being void or voidable, or otherwise harm our brand or reputation. In addition, states or provinces may update these laws and regulations. Any additional costs that may arise in the future as a result of changes to the legislation and regulations or in their interpretation could individually or in the aggregate cause us to change or limit our business practices, which may make our business model less attractive to our franchisees or our members. We and our franchisees are subject to laws and regulations governing the collection, use, disclosure, security or other processing of personal information including in the U.S., E.U., Canada, Panama, Mexico and Australia, as well as self- governing standards promulgated by certain financial industry groups, such as the Payment Card Industry, Security Standards Council, the National Automated Clearing House Association and the Canadian Payments Association. In the U.S. in particular, there are rules and regulations promulgated under the authority of the Federal Trade Commission, the California Consumer Privacy Act (“CCPA”), and various other federal and state data privacy and breach notification laws. In California, the CCPA was recently amended and expanded by the California Privacy Rights Act (the “CPRA”). The CCPA, including as amended, broadly defines personal information, provides an expansive meaning to activity considered to be a sale of personal information, and gives California residents expanded privacy rights and protections, including the right to opt out of the sale of personal information or the sharing of personal information for purposes of cross-context behavioral advertising. The CCPA also requires that businesses make disclosures to individuals about their collection and use practices and restricts a business’s ability to use, disclose or retain personal information, in some cases. The CCPA also provides for civil penalties for violations and a private right of action for certain data breaches. The CPRA has further established a new enforcement agency dedicated to consumer privacy. Additionally, comprehensive privacy laws akin to the CPRA have recently gone into effect in Virginia, Colorado, Connecticut and Utah, others will go into effect in the next two years in Florida, Oregon, Texas Montana, Delaware, Iowa, Tennessee and Indiana, and it is quite possible that other U.S. states, Federal agencies, or the U.S. Congress will follow suit. New data privacy laws have been proposed in more than half of the states in the United States and in the U.S. Congress, reflecting a trend toward more stringent privacy legislation in the United States, which trend may accelerate under the current U.S. presidential administration. The FTC and other authorities are likewise imposing standards for the collection, use, dissemination and security of personal information under consumer protection laws. Additionally, in the United States, laws in all 50 states require businesses to provide notice to individuals whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. Compliance with evolving privacy and security laws, requirements and regulations may result in cost increases due to necessary systems changes, new limitations or constraints on our business models and the development of new administrative processes. They also may impose further restrictions on our or our franchisees’ handling of personally identifiable information that is housed in one or more of our, or our franchisees’ databases, or those of their third-party service providers. Non-compliance with privacy laws or industry group requirements or a security breach or perceived non-compliance or breach involving the misappropriation, loss or other unauthorized disclosure of personal, sensitive or confidential information, whether by us, a franchisee or vendor, could have adverse effects on our and our franchisees’ business, operations, brand, reputation and financial condition, including decreased revenue, material fines and penalties, litigation, increased financial processing fees, compensatory, statutory, punitive or other damages, adverse actions against their licenses to do business and injunctive relief by court or consent order. Despite our efforts, the handling of personally identifiable information may not be in compliance with applicable law, or this information could be disclosed or lost due to a hacking event or unauthorized access to our or our franchisees’ information systems, or through publication or improper disclosure, any of which could affect the value of our brand. We maintain and require our franchisees to maintain cyber risk insurance, but in the event of a significant data security breach, this insurance may not cover all of the losses. Regulatory restrictions placed on indoor tanning services and negative opinions about the health effects of indoor tanning services could harm our reputation and our business. Although our business model does not place an emphasis on indoor tanning, the vast majority of our corporate-owned stores and franchise stores offer indoor tanning services. We offer tanning services as one of many amenities available to our PF Black Card members. Many states and provinces where we and our franchisees operate have health and safety regulations that apply to health clubs and other facilities that offer indoor tanning services. In addition to regulations imposed on the indoor tanning industry, medical opinions and opinions of commentators in the general public regarding negative health effects of indoor tanning services could adversely impact the value of our PF Black Card memberships and our future revenues and 29 profitability. Although the tanning industry is regulated by U.S. federal and state, and international government agencies, negative publicity regarding the potentially harmful health effects of the tanning services we offer at our stores could lead to additional legislation or further regulation of the industry. The potential increase in cost of complying with these regulations could have a negative impact on our profit margins. The continuation of our tanning services is dependent upon the public’s sustained belief that the benefits of utilizing tanning services outweigh the risks of exposure to ultraviolet light. Any significant change in public perception of tanning equipment or any investigative or regulatory action by a government agency or other regulatory authority could impact the appeal of indoor tanning services to our PF Black Card members, and could in turn have an adverse effect on our and our franchisees’ reputation, business, results of operations and financial condition as well as our ability to profit from sales of tanning equipment to our franchisees. In addition, from time to time, government agencies and other regulatory authorities have shown an interest in taking investigative or regulatory action with respect to tanning services. For example, we reached a settlement with the New York Office of the Attorney General (“OAG”) in November 2015 in connection with allegations that in the spring of 2013, seven of the approximately 80 independently owned and operated Planet Fitness franchise locations in New York at the time had violated certain state laws related to tanning advertising, signage, paperwork and eyewear. Upon being alerted to these alleged violations, we re-emphasized to all franchisees that they are contractually required to operate their businesses in compliance with all applicable laws and regulations. The OAG’s investigation was part of a larger initiative with respect to tanning salons and other providers of tanning services and the settlement did not have a material adverse effect on us. However, similar future initiatives could influence public perception of the tanning services we offer and of the benefits of our PF Black Card membership. Environmental, social and governance (ESG) issues may have an adverse effect on our business, financial condition and results of operations and damage our reputation. Members, investors, employees, franchisees, and other stakeholders are increasingly focused on social impact, environmental sustainability, human capital management, human rights and other ESG practices and reporting in a variety of ways that are not necessarily consistent. As we continue to develop our ESG strategy and reporting, our ESG policies and practices will be evaluated against evolving stakeholder expectations for corporate responsibility. If our ESG practices do not meet investor or other stakeholder expectations and standards, including related to climate change, environmental sustainability, human capital management, supply chain management, and human rights, or do not meet related regulations and expectations for increased transparency, which continue to increase, our reputation may be negatively impacted, and we may be subject to litigation risk and/or regulatory enforcement. In addition, we could be criticized for the scope of our initiatives or goals or perceived as not acting responsibly in connection with these matters, and that evaluation may be based on factors unrelated to the impact of these matters on our business, financial or otherwise. Our failure, or perceived failure, with these initiatives or more generally to manage reputational threats and meet shifting and in certain cases, inconsistent, stakeholder expectations or consumer preferences could negatively impact our brand, image, reputation, credibility, employee and franchisee retention, and the willingness of our customers and franchisees to do business with us. Increased regulatory and legal requirements concerning ESG issues may also lead to increased operational costs. Further, as a global company, we recognize physical climate-related risks wherever our business is conducted. Our stores may be located in areas that are subject to natural disasters such as severe weather and other potential risks and costs associated with the impacts of climate change. Our failure to adapt to evolving stakeholder expectations, regulatory and legal requirements and general environmental conditions could negatively impact our business, financial condition and results of operations. Changes in legislation or requirements related to electronic fund transfer, or our failure to comply with existing or future regulations, may materially and adversely impact our business. We primarily accept payments for our memberships through electronic fund transfers from members’ bank accounts and, therefore, we are subject to federal, state and international legislation and certification requirements governing EFT, including the Electronic Funds Transfer Act. Some states have passed or have considered legislation requiring gyms and health clubs to offer a prepaid or cash membership option at all times, provide notice to members in advance of automatic renewals, make online cancellation available to some or all members in a particular jurisdiction, and/or limit the duration for which gym memberships can auto-renew through EFT payments, if at all. Our business relies heavily on the fact that our memberships continue on a month-to-month basis after the completion of any initial term requirements, and compliance with these laws and regulations and similar requirements may be onerous and expensive. In addition, variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. States that have such health club statutes provide harsh penalties for violations, including membership contracts being void or voidable. Our failure to comply fully with these rules or requirements may subject us to fines, higher transaction fees, penalties, damages and civil liability and may result in the loss of our ability to accept EFT payments, which would have a material adverse effect on our business, results of operations and financial condition. In addition, any such costs, which may arise in the future as a result of changes to the legislation and 30 regulations or in their interpretation, could individually or in the aggregate cause us to change or limit our business practice, which may make our business model less attractive to our franchisees and our and their members. We are subject to a number of risks related to ACH, credit card, debit card, and digital payment options we accept. We and our franchisees accept payments through ACH, credit card, debit card and certain digital payment transactions. For such transactions, we and our franchisees pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our memberships, which could cause us to lose members or suffer an increase in our operating expenses, either of which could harm our operating results. If we or any of our processing vendors have problems with our billing software, or the billing software malfunctions, it could have an adverse effect on our member satisfaction and could cause one or more of the major credit card or digital payment companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we and our franchisees do not automatically charge our members’ bank accounts, credit cards, debit cards or digital payment provider on a timely basis or at all, we could lose membership revenue and associated royalty revenue, which would harm our operating results. If we fail to adequately control fraudulent ACH, credit card, debit card and digital payment transactions, we may face civil liability, diminished public perception of our security measures and significantly higher ACH, credit card, debit card and digital payment related costs, each of which could adversely affect our business, financial condition and results of operations. The termination of our ability to process payments through ACH, credit card, debit card or digital payment transactions would significantly impair our ability to operate our business. As consumer behavior shifts to use more modern forms of payment, there may be an increased reluctance to use ACH, credit cards or debit cards for membership dues and point of sale transactions which could result in decreased revenues as consumers choose to give their business to competition with more convenient forms of payment. We may need to expand our information systems to support newer and emerging forms of payment methods, which may be time-consuming and expensive, and may not realize a return on our investment. We are subject to risks associated with leasing property subject to long-term non-cancelable leases. All but one of our corporate-owned stores are located on leased premises. The leases for corporate-owned stores generally have initial terms of 10 years and typically provide for two renewal options in five-year increments as well as for rent escalations. Moreover, although historically we have generally not guaranteed franchisees’ lease agreements, we have done so in a few certain instances and may do so from time to time. Generally, our leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. We generally cannot terminate these leases before the end of the initial lease term. Additional sites that we lease are likely to be subject to similar long-term, non-terminable leases. If we close a store, we nonetheless may be obligated to perform our monetary obligations under the applicable lease, including, among other things, payment of the base rent for the balance of the lease term. In addition, if we fail to negotiate renewals, either on commercially acceptable terms or at all, as each of our leases expire we could be forced to close stores in desirable locations. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from borrowings under our securitized financing facility or other sources, we may not be able to service our lease expenses or fund our other liquidity and capital needs, which would materially affect our business. If we and our franchisees are unable to identify and secure suitable sites for new franchise stores, our revenue growth rate and profits may be negatively impacted. To successfully expand our business, we and our franchisees must identify and secure sites for new franchise stores and, to a lesser extent, new corporate-owned stores that meet our established criteria. In addition to finding sites with the right demographic and other measures we employ in our selection process, we also need to evaluate the penetration of our competitors in the market. We face significant competition for sites that meet our criteria, and as a result we may lose those sites, our competitors could copy our format or we could be forced to pay significantly higher prices for those sites. If we and our franchisees are unable to identify and secure sites for new stores, our revenue growth rate and profits may be negatively impacted. Additionally, if our or our franchisees’ analysis of the suitability of a store site is incorrect, we or our franchisees may not be able to recover the capital investment in developing and building the new store. As we increase our number of stores, we and our franchisees may also open stores in higher-cost geographies, which could entail greater lease payments and construction costs, among others. The higher level of invested capital at these stores may require higher operating margins and higher net income per store to produce the level of return we or our franchisees and potential franchisees expect. Failure to provide this level of return could adversely affect our results of operations and financial condition. 31

Opening new stores in close proximity may negatively impact our existing stores’ revenues and profitability. We and our franchisees currently operate stores in all 50 states, the District of Columbia, Puerto Rico, Canada, Panama, Mexico and Australia, and we and our franchisees plan to open many new stores in the future, some of which will be in existing markets and may be located in close proximity to stores already in those markets. Opening new stores in close proximity to existing stores may attract some memberships away from those existing stores, which may lead to diminished revenues and profitability for us and our franchisees rather than increased market share. In addition, as a result of new stores opening in existing markets and because older stores will represent an increasing proportion of our store base over time, our same store sales increases may be lower in future periods than they have been historically. Our franchisees may incur rising costs related to construction of new stores and maintenance of existing stores, which could adversely affect the attractiveness of our franchise model, and in turn our business, results of operations and financial condition. Our stores require significant upfront and ongoing investment, including periodic remodeling and equipment replacement. We recently implemented our new growth model which, among other things, extends franchise agreement terms up to twelve years and provides more flexibility on the timing for re-equipment obligations. We and our franchisees have experienced, and may in the future experience, increased costs due to inflation and supply chain disruptions brought on by COVID-19 or future public health emergencies, adverse weather conditions, including due to climate change, and other factors. Despite the changes under our new growth model, our franchisees may not realize the benefits of such flexibility if costs continue to rise. If our franchisees’ costs are greater than expected, franchisees may need to outperform their operational plan to achieve their targeted return. In addition, increased costs may result in lower profits to the franchisees, which may cause them to terminate their franchise agreement or make it harder for us to attract new franchisees, which in turn could materially and adversely affect our business, results of operations and financial condition. In addition, if a franchisee is unwilling or unable to acquire the necessary financing to invest in the maintenance and upkeep of its stores, including periodic remodeling and replacement of equipment, the quality of its stores could deteriorate, which may have a negative impact on our brand image and our ability to attract and maintain members, which in turn may have a negative impact on our revenues. Our dependence on a limited number of suppliers for equipment and certain products and services could result in disruptions to our business and could adversely affect our revenues and gross profit. Equipment and certain products and services used by us, including our exercise equipment, point-of-sale software and hardware, and digital content produced for our mobile application, are sourced from third-party suppliers. In addition, we rely on third-party suppliers to manage and maintain our websites and online join processes, and in 2023 approximately 81% of our new members joined either online through our websites or through our mobile application. Although we believe that adequate substitutes are currently available, we depend on these third-party suppliers to operate our business efficiently and consistently meet our business requirements. The ability of these third-party suppliers to successfully provide reliable and high-quality services is subject to technical and operational uncertainties that are beyond our control, including, for our overseas suppliers, vessel availability and port delays or congestion. Any disruption to our suppliers’ operations could impact our supply chain, our ability to retain customers, and our ability to service our existing stores and open new stores on time or at all and thereby generate revenue. If we lose such suppliers or our suppliers encounter financial hardships unrelated to the demand for our equipment or other products or services, we may not be able to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, if at all. Transitioning to new suppliers would be time-consuming and expensive and may result in interruptions in our operations. If we should encounter delays or difficulties in securing the quantity of equipment we or our franchisees require to open new and refurbish existing stores, our suppliers encounter difficulties meeting our and our franchisees’ demands for products or services. If our websites or other digital platforms experience delays or become impaired due to errors in the third-party technology or there is a deficiency, lack or poor quality of products or services provided or there is damage to the value of one or more of our vendors’ brands, our ability to serve our members and grow our brand may be interrupted. If any of these events occurs, it could have a material adverse effect on our business and operating results. 32

Risks related to our indebtedness Substantially all of the assets of certain of our subsidiaries are security under the terms of securitization transactions that were completed on August 1, 2018, December 3, 2019 and February 10, 2022. On August 1, 2018, Planet Fitness Master Issuer LLC (the “Master Issuer”), our limited-purpose, bankruptcy-remote, indirect subsidiary, entered into a base indenture (the “Original Base Indenture”) and a related supplemental indenture (collectively, the “2018 Indenture”) under which the Master Issuer issued $575 million in aggregate principal amount of Series 2018-1 4.262% Fixed Rate Senior Secured Notes, Class A-2-I (the “2018 Class A-2-I Notes”) and $625 million in aggregate principal amount of Series 2018-1 4.666% Fixed Rate Senior Secured Notes, Class A-2-II (the “2018 Class A-2-II Notes” and together with the Class A-2-I Notes, the “2018 Notes”) in an offering exempt from registration under the Securities Act of 1933, as amended. In connection with the issuance of the 2018 Notes, the Master Issuer also entered into a revolving financing facility that allows for the issuance of up to $75 million in Series 2018-1 Variable Funding Senior Notes, Class A-1 (the “2018 Variable Funding Notes”), and certain letters of credit (the “Letters of Credit”). On December 3, 2019, the Master Issuer issued $550 million Series 2019-1 3.858% Fixed Rate Senior Secured Notes, Class A-2 (the “2019 Notes”) in an offering exempt from registration under the Securities Act of 1933, as amended. The 2019 Notes were issued under the 2018 Indenture and a related supplemental indenture dated December 3, 2019 (together, the “Indenture”). The 2018 Notes, 2019 Notes and the 2018 Variable Funding Notes are referred to collectively as the “Securitized Senior Notes.” The Master Issuer entered into an amended and restated base indenture (replacing the Original Base Indenture) and a related supplemental indenture (collectively, the “2022 Indenture”) on February 10, 2022, under which the Master Issuer issued $425 million Series 2022-1 3.251% Fixed Rate Senior Secured Notes, Class A-2-I (the “2022 Class A-2-I Notes”) and $475 million Series 2022-1 4.008% Fixed Rate Senior Secured Notes, Class A-2-II (the “2022 Class A-2-II Notes,” and together with the 2022 Class A-2-I Notes, the “2022 Notes”, and together with the Securitized Senior Notes and the 2022 Variable Funding Notes (as defined below) then outstanding, the “Notes”). In connection with such Series 2022-1 Issuance, the Master Issuer repaid the outstanding principal amount (and all accrued and unpaid interest thereon) of the Class A-2-I Notes, and the Master Issuer also entered into a new revolving financing facility that allows for the issuance of up to $75 million in Series 2022-1 Variable Funding Senior Notes, Class A-1 (the “2022 Variable Funding Notes”, and such Class A-1 note facilities in effect from time to time, the “Variable Funding Notes”) and certain Letters of Credit, which were undrawn as of December 31, 2023. The Securitized Senior Notes were issued in securitization transactions pursuant to which substantially all of our revenue- generating assets in the United States are held by the Master Issuer and certain other limited-purpose, bankruptcy remote, wholly-owned direct and indirect subsidiaries of the Master Issuer that act as guarantors of the Securitized Senior Notes and that have pledged substantially all of their assets to secure the Securitized Senior Notes. The Securitized Senior Notes are subject to a series of covenants and restrictions customary for transactions of this type, including (i) that the Master Issuer maintains specified reserve accounts to be used to make required payments in respect of the Securitized Senior Notes, (ii) provisions relating to optional and mandatory prepayments and the related payment of specified amounts, including specified make-whole payments in the case of the 2018 Notes, 2019 Notes and 2022 Notes under certain circumstances, (iii) certain indemnification payments in the event, among other things, the transfers of the assets pledged as collateral for the Securitized Senior Notes are in stated ways defective or ineffective and (iv) covenants relating to recordkeeping, access to information and similar matters. The Notes are also subject to customary rapid amortization events provided for in the Indenture, including events tied to failure to maintain a stated debt service coverage ratio, the sum of system-wide sales being below certain levels on certain measurement dates, certain manager termination events (including in certain cases a change of control of Planet Fitness Holdings, LLC), an event of default and the failure to repay or refinance the Securitized Senior Notes on the applicable anticipated repayment date. The Securitized Senior Notes are also subject to certain customary events of default, including events relating to non-payment of required interest, principal or other amounts due on or with respect to the Securitized Senior Notes, failure to comply with covenants within certain time frames, certain bankruptcy events, breaches of specified representations and warranties, failure of security interests to be effective and certain judgments. In the event that a rapid amortization event occurs under the Indenture (including, without limitation, upon an event of default under the Indenture or the failure to repay the securitized debt at the end of the applicable term), the funds available to us would be reduced or eliminated, which would in turn reduce our ability to operate or grow our business. If our subsidiaries are not able to generate sufficient cash flow to service their debt obligations, they may need to refinance or restructure debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If our subsidiaries are unable to implement one or more of these alternatives, they may not be able to meet debt payment and other obligations. 33

The securitization imposes certain restrictions on our activities or the activities of our subsidiaries. The Indenture and the management agreement entered into between certain of our subsidiaries and the Indenture trustee (the “Management Agreement”) contain various covenants that limit our and its subsidiaries’ ability to engage in specified types of transactions. For example, the Indenture and the Management Agreement contain covenants that, among other things, restrict, subject to certain exceptions, the ability of certain subsidiaries to: • incur or guarantee additional indebtedness; • sell certain assets; • create or incur liens on certain assets to secure indebtedness; or • consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. As a result of these restrictions, we may not have adequate resources or flexibility to continue to manage the business and provide for growth of the Planet Fitness system, including product development and marketing for the Planet Fitness brand, which could have a material adverse effect on our future growth prospects, financial condition, results of operations and liquidity. We have a significant amount of debt outstanding. Such indebtedness, along with the other contractual commitments of certain of our subsidiaries, could adversely affect our business, financial condition and results of operations, as well as the ability of certain of our subsidiaries to meet their debt payment obligations. Under the Indenture, Master Issuer had approximately $2.0 billion of outstanding debt as of December 31, 2023. Additionally, the Master Issuer has the ability to borrow amounts from time to time on a revolving basis, up to an aggregate principal amount of $75 million pursuant to the 2022 Variable Funding Notes. The Company had no amounts outstanding on the 2022 Variable Funding Notes as of December 31, 2023. This level of debt could have significant consequences on our future operations, including: • resulting in an event of default if our subsidiaries fail to comply with the financial and other restrictive covenants contained in debt agreements, which event of default could result in all of our subsidiaries’ debt becoming immediately due and payable; • reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes; • limiting the Company’s flexibility in planning for, or reacting to, and increasing its vulnerability to, changes in our business, the industry in which it operates and the general economy; • placing us at a competitive disadvantage compared to our competitors that are less leveraged; • subjecting us to the risk of increased sensitivity to interest rate increases on indebtedness with respect to the Variable Funding Notes or the refinancing of the Securitized Senior Notes or the 2022 Notes; and • increasing the possibility that we may be unable to generate cash sufficient for the Master Issuer to pay, when due, interest on and principal of the Securitized Senior Notes. The ability to meet payment and other obligations under the debt instruments of our subsidiaries depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. Our business may not generate cash flow from operations, and that future borrowings may not be available to us under existing or any future credit facilities or otherwise, in an amount sufficient to enable our subsidiaries to meet our debt payment obligations and to fund other liquidity needs. If our subsidiaries are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If our subsidiaries are unable to implement one or more of these alternatives, they may not be able to meet debt payment and other obligations. In addition, the financial and other covenants we agreed to with our lenders may limit our ability to incur additional indebtedness in the future. If new debt or other liabilities are added to our current consolidated debt levels or if we fail to comply with the covenants of our existing indebtedness, the related risks that we now face could intensify. We will require a significant amount of cash to service our indebtedness. The ability to generate cash or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control. Our ability to make scheduled payments on, or to refinance our respective obligations under, our indebtedness and to fund planned capital expenditures and other corporate expenses will depend on our subsidiaries’ and our franchisees’ future operating performance and on economic, financial, competitive, legislative, regulatory and other factors. Many of these factors are beyond our control. We can provide no assurance that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized or that future borrowings will be available to us in an amount and at reasonable rates sufficient to enable us to satisfy our respective obligations under our indebtedness or to 34 fund our other needs. In order for us to satisfy our obligations under our indebtedness and fund planned capital expenditures, we must continue to execute our business strategy. If we are unable to do so, we may need to reduce or delay our planned capital expenditures or refinance all or a portion of our indebtedness on or before maturity. Significant delays in our planned capital expenditures may materially and adversely affect our future revenue prospects. In addition, we can provide no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Risks related to our organizational structure We will be required to pay certain of our existing and previous owners for certain tax benefits we may claim, and we expect that the payments we will be required to make will be substantial. Certain future and past exchanges of Holdings Units for shares of our Class A common stock (or cash) are expected to produce and have produced favorable tax attributes for us. We are a party to two tax receivable agreements, pursuant to which we are required to make payments to certain holders of equity interests or their successors-in-interest (the “TRA Holders”). Under the first of those agreements, we are generally required to pay to certain existing and previous equity owners, or their successors-in- interest, of Pla-Fit Holdings, LLC 85% of the applicable cash savings, if any, in U.S. federal and state income tax that we are deemed to realize as a result of certain tax attributes of their Holdings Units sold to us (or exchanged in a taxable sale) and that are created as a result of (i) the sales of their Holdings Units for shares of our Class A common stock and (ii) tax benefits attributable to payments made under the tax receivable agreement (including imputed interest). Under the second tax receivable agreement, we are generally required to pay 85% of the amount of cash savings, if any, that we are deemed to realize as a result of tax attributes of certain equity interests previously held by affiliates of TSG Consumer Partners (“TSG”) that resulted from TSG’s purchase of interests in our 2012 acquisition (the “2012 Acquisition”), and certain other tax benefits. Under both agreements, we generally retain the benefit of the remaining 15% of the applicable tax savings. The payment obligations under the tax receivable agreements are obligations of Planet Fitness, Inc., and we expect that the payments we will be required to make under the tax receivable agreements will be substantial. In particular, assuming no further material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreements, we expect that the reduction in tax payments for us associated with all past and future exchanges and sales of Holdings Units as described above would aggregate to approximately $608.9 million over the remaining term of the tax receivable agreements based on a price of $73.00 per share of our Class A common stock (the closing price per share of our Class A common stock on the New York Stock Exchange (“NYSE”) on the last trading day for the fiscal year ending December 31, 2023) and assuming all future sales had occurred on such date. Under such scenario, we would be required to pay the other parties to the tax receivable agreements 85% of such amount, or $517.5 million, over the applicable period under the tax receivable agreements. The actual amounts may materially differ from these hypothetical amounts, as potential future reductions in tax payments for us, and tax receivable agreement payments by us, will be calculated using the market value of our Class A common stock at the time of the sale and the prevailing tax rates applicable to us over the life of the tax receivable agreements and will be dependent on us generating sufficient future taxable income to realize the benefit. Payments under the tax receivable agreements are not conditioned on the TRA Holders’ ownership of our shares. The actual increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of sales by the TRA Holders, the price of our Class A common stock at the time of the sales, whether such sales are taxable, the amount and timing of the taxable income we generate in the future, the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest. Payments under the tax receivable agreements may give rise to certain additional tax benefits attributable to either further increases in basis or in the form of deductions for imputed interest (generally calculated using one-year SOFR plus 71 basis points), depending on the tax receivable agreements and the circumstances. Any such benefits are covered by the tax receivable agreements and will increase the amounts due thereunder. The tax receivable agreements provide for interest, at a rate equal to one-year SOFR plus 71 basis points, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the tax receivable agreements. In addition, under certain circumstances where we are unable to make timely payments under the tax receivable agreements, the tax receivable agreements provide for interest to accrue on unpaid payments, at a rate equal to one-year SOFR plus 571 basis points. Payments under the tax receivable agreements will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase or other tax attributes subject to the tax receivable agreements, we will not be reimbursed for any payments previously made under the tax receivable agreements if such basis increases or other benefits are subsequently disallowed. As a result, in certain circumstances, payments could be made under the tax receivable agreements in excess of the benefits that we are deemed to realize in respect of the attributes to which the tax receivable agreements relate. 35

In certain cases, payments under the tax receivable agreements to our TRA Holders may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreements. The tax receivable agreements provide that (i) in the event that we materially breach such tax receivable agreements, (ii) if, at any time, we elect an early termination of the tax receivable agreements, or (iii) upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor’s) obligations under the tax receivable agreements (with respect to all Holdings Units, whether or not they have been sold before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the tax receivable agreements. As a result of the foregoing, (i) we could be required to make payments under the tax receivable agreements that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the agreements and (ii) we may be required to make an immediate lump sum payment equal to the present value of the anticipated tax savings, which payment may be made years in advance of the actual realization of such future benefits, if any such benefits are ever realized. In these situations, our obligations under the tax receivable agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. We may not be able to finance our obligations under the tax receivable agreements in a manner that does not adversely affect our working capital and growth requirements. For example, if we had elected to terminate the tax receivable agreements as of December 31, 2023, based on a share price of $73.00 per share of our Class A common stock (based on the closing price of our Class A common stock on the NYSE on the last trading day for the fiscal year ending December 31, 2023) and a discount rate equal to 7.1%, we estimate that we would have been required to pay $352.3 million in the aggregate under the tax receivable agreements. We will not be reimbursed for any payments made to the TRA Holders under the tax receivable agreements in the event that any tax benefits are disallowed. If the IRS or a state or local taxing authority challenges the tax basis adjustments and/or deductions that give rise to payments under the tax receivable agreements and the tax basis adjustments and/or deductions are subsequently disallowed, the recipients of payments under the agreements will not reimburse us for any payments we previously made to them. Any such disallowance would be taken into account in determining future payments under the tax receivable agreements and would, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the tax basis adjustments and/or deductions are disallowed, our payments under the tax receivable agreements could exceed our actual tax savings, and we may not be able to recoup payments under the tax receivable agreements that were calculated on the assumption that the disallowed tax savings were available. Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations. We are subject to income taxes in the United States and various foreign jurisdictions, and our domestic and foreign tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including: • changes in the valuation of our deferred tax assets and liabilities; • expected timing and amount of the release of any tax valuation allowances; • tax effects of stock-based compensation; • costs related to intercompany restructurings; • changes in tax laws, regulations or interpretations thereof; • lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates; or • higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates. In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state and foreign authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations. Our ability to pay taxes and expenses, including payments under the tax receivable agreements, may be limited by our structure. Our principal asset is our ownership of Holdings Units in Pla-Fit Holdings. As such, we have no independent means of generating revenue. Pla-Fit Holdings is treated as a partnership for U.S. federal income tax purposes and, as such, is generally not subject to U.S. federal income tax. Instead, taxable income is allocated to holders of its Holdings Units, including us. 36

Accordingly, we incur income taxes on our allocable share of any taxable income of Pla-Fit Holdings, and also incur expenses related to our operations. Pursuant to the limited liability company agreement of Pla-Fit Holdings that was amended and restated in connection with our initial public offering (the “IPO”), as amended on July 1, 2017 (the “LLC Agreement”), Pla-Fit Holdings makes cash distributions to the owners of Holdings Units for purposes of funding their tax obligations in respect of the income of Pla-Fit Holdings that is allocated to them, to the extent other distributions from Pla-Fit Holdings have been insufficient. In addition to tax expenses, we also incur expenses related to our operations, including payment obligations under the tax receivable agreements, which are significant. We have caused Pla-Fit Holdings to make distributions in an amount sufficient to allow us to pay our taxes and operating expenses, including ordinary course payments due under the tax receivable agreements. However, its ability to make such distributions in the future will be subject to various limitations and restrictions, including contractual restrictions under our Indenture and Variable Funding Notes. If, as a consequence of these various limitations and restrictions, we do not have sufficient funds to pay tax or other liabilities or to fund our operations (including as a result of an acceleration of our obligations under the tax receivable agreements), we may have to borrow funds and thus our liquidity and financial condition could be materially and adversely affected. To the extent that we are unable to make payments under the tax receivable agreements for any reason, such payments will be deferred and will accrue interest at a rate equal to one-year SOFR plus 571 basis points until paid. In certain circumstances, Pla-Fit Holdings will be required to make distributions to us and the Continuing LLC Owners, and the distributions that Pla-Fit Holdings will be required to make may be substantial. Funds used by Pla-Fit Holdings to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions that Pla-Fit Holdings will be required to make may be substantial and will likely exceed (as a percentage of Pla-Fit Holdings’ net income) the overall effective tax rate applicable to a similarly situated corporate taxpayer, particularly as a result of the 2017 Tax Cuts and Jobs Act. As a result of potential differences in the amount of net taxable income allocable to us and to the owners of Holdings Units other than Planet Fitness, Inc. (the “Continuing LLC Owners”), as well as the use of an assumed tax rate in calculating Pla-Fit Holdings’ distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the tax receivable agreements. To the extent we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Pla-Fit Holdings, the Continuing LLC Owners would benefit from any value attributable to such accumulated cash balances as a result of their ownership of Class A common stock following an exchange of their Holdings Units. Risks related to our Investment Portfolio Our marketable debt securities portfolio is subject to credit, liquidity, market, and interest rate risks that could cause its value to decline and materially adversely affect our financial condition. We maintain a portfolio of marketable debt securities through professional investment advisors. The investments in our portfolio are subject to our corporate investment policy, which focuses on the preservation of principal and avoiding speculative investments, maintaining adequate liquidity to meet our cash flow requirements, complying with our applicable debt covenants, minimizing risk through diversification, delivering competitive returns, providing fiduciary control over our cash and investments and complying with applicable laws. These investments are subject to general credit, liquidity, market, and interest rate risks. In particular, the value of our portfolio may decline due to changes in interest rates, instability in the global financial markets that reduces the liquidity of securities in our portfolio, and other factors, including unexpected or unprecedented events. As a result, we may experience a decline in value or loss of liquidity of our investments, which could materially adversely affect our financial condition. We attempt to mitigate these risks through diversification of our investments and continuous monitoring of our portfolio’s overall risk profile, but the value of our investments may nevertheless decline. To the extent that we increase the amount of these investments in the future, these risks could be exacerbated. Risks related to our Class A common stock Provisions of our corporate governance documents could make an acquisition of our Company more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders. Our certificate of incorporation and bylaws and the Delaware General Corporation Law (the “DGCL”) contain provisions that could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include: • the division of our board of directors into three classes and the election of each class for three-year terms; • advance notice requirements for stockholder proposals and director nominations; • the ability of the board of directors to fill a vacancy created by the expansion of the board of directors; 37

• the ability of our board of directors to issue new series of, and designate the terms of, preferred stock, without stockholder approval, which could be used to, among other things, institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors; • limitations on the ability of stockholders to call special meetings and to take action by written consent; and • the required approval of holders of at least 75% of the voting power of the outstanding shares of our capital stock to adopt, amend or repeal certain provisions of our certificate of incorporation and bylaws or remove directors for cause. In addition, Section 203 of the DGCL may affect the ability of an “interested stockholder” to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an “interested stockholder.” While we have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, our certificate of incorporation contains provisions that have the same effect as Section 203 of the DGCL and accordingly will not be subject to such restrictions. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the Company may be unsuccessful. Our organizational structure, including the tax receivable agreements, confers certain benefits upon the TRA Holders and the Continuing LLC Owners that do not benefit Class A common stockholders to the same extent as it will benefit the TRA Holders and the Continuing LLC Owners. Our organizational structure, including the tax receivable agreements, confers certain benefits upon the TRA Holders and the Continuing LLC Owners that do not benefit the holders of our Class A common stock to the same extent. Although we retain 15% of the amount of tax benefits conferred under the tax receivable agreements, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock. If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended, our management is required to report on, and our independent registered public accounting firm is required to attest to, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weakness identified by our management in our internal control over financial reporting. In addition, we are required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our quarterly and annual reports, and we are required to disclose significant changes made in our internal controls and procedures on a quarterly basis. If we identify a material weakness in our internal control over financial reporting, we may not be able to remediate the material weaknesses identified in a timely manner or maintain all of the controls necessary to remain in compliance with our reporting obligations. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting in future periods, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could be negatively affected and we could become subject to investigations by the NYSE, on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources. Our certificate of incorporation designates courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees. Our certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: • any derivative action or proceeding brought on our behalf; • any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; • any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; • any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or 38

• any other action asserting a claim against us that is governed by the internal affairs doctrine (each, a “Covered Proceeding”). In addition, our certificate of incorporation provides that if any action, the subject matter of which is a Covered Proceeding is filed in a court other than the specified Delaware courts without the approval of our board of directors (each, a “Foreign Action”), the claiming party will be deemed to have consented to (i) the personal jurisdiction of the specified Delaware courts in connection with any action brought in any such courts to enforce the exclusive forum provision described above and (ii) having service of process made upon such claiming party in any such enforcement action by service upon such claiming party’s counsel in the Foreign Action as agent for such claiming party. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to these provisions. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Our stock price could be extremely volatile, and, as a result, stockholders may not be able to resell shares at or above their purchase price. Since our IPO through December 31, 2023, the price of our Class A common stock, as reported by the NYSE, has ranged from a low of $13.23 on February 11, 2016 to a high of $99.60 on November 5, 2021. In addition, in recent years the stock market in general has been highly volatile. As a result, the market price and trading volume of our Class A common stock is likely to be similarly volatile, and investors in our Class A common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our results of operations or prospects, and could lose part or all of their investment. The price of our Class A common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this report and others such as: • variations in our operating performance and the performance of our competitors; • actual or anticipated fluctuations in our quarterly or annual operating results; • publication of research reports by securities analysts about us or our competitors or our industry; • the public’s reaction to our press releases, our other public announcements and our filings with the SEC; • our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market; • additions and departures of key employees; • strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy; • the passage of legislation or other regulatory developments affecting us or our industry; • speculation in the press or investment community; • changes in accounting principles; • terrorist acts, acts of war or periods of widespread civil unrest; • natural disasters and severe weather events, including as a result of climate change, pandemics and other calamities; • breach or improper handling of data or cybersecurity events; and • changes in general market and economic conditions. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation. Because we do not currently pay any cash dividends on our Class A common stock, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it. We may retain future earnings, if any, for future operations, expansion and debt repayment and do not currently pay any cash dividends on our Class A common stock. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash 39 requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our securitized financing facility. As a result, you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it. We cannot guarantee that our share repurchase program will be fully consummated or that such program will enhance the long-term value of our share price. In November 2022, the Company’s Board approved a share repurchase program to repurchase up to $500 million of the Company’s common stock, which can be discontinued at any time, of which $375.0 million remains as of December 31, 2023. Repurchases may be made in the open market, in privately negotiated transactions or by other means, from time to time, subject to market conditions, applicable legal requirements and other factors. Although this repurchase program has been approved, there is no obligation for the Company to repurchase any specific dollar amount of stock. The repurchase program could affect the price of our stock and increase volatility. Price volatility may cause the average price at which the Company repurchases its stock in a given period to exceed the stock’s price at a given point in time. There can be no assurance that we will buy shares of our common stock or the timeframe for repurchases under our stock buyback program or that any repurchases will have a positive impact on our stock price or earnings per share. Important factors that could cause us to discontinue or decrease our share repurchases include, among others, unfavorable market conditions, the market price of our common stock, the nature of other investment or strategic opportunities presented to us from time to time, our ability to make appropriate, timely, and beneficial decisions as to when, how, and whether to purchase shares under the stock buyback program, and the availability of funds necessary to continue purchasing stock. Financial forecasting may differ materially from actual results. Due to the inherent difficulty of predicting future events and results, our forecasted financial and operational results may differ materially from actual results. Discrepancies between forecasted and actual results could cause a decline in the price of our stock. Item 1B. Unresolved Staff Comments None. Item 1C. Cybersecurity Risk management and strategy Planet Fitness recognizes the importance of developing, implementing, and maintaining cybersecurity measures designed to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. Managing Material Risks & Integrated Risk Management Planet Fitness has strategically integrated cybersecurity risk management into our broader risk management framework to promote a company-wide culture of cybersecurity risk management. Our risk management team works closely with our information technology (“IT”) department to evaluate and address cybersecurity risks in alignment with our business objectives and operational needs. These risks are captured and prioritized in a risk register. Engaging Third-parties on Risk Management Recognizing the complexity and evolving nature of cybersecurity threats, Planet Fitness engages with a range of external experts, including cybersecurity assessors, consultants, legal advisors and auditors in evaluating and testing our risk management systems. Our collaboration with these third-parties includes regular audits, threat assessments, and consultation on security enhancements. Oversee Third-party Risk Because we are aware of the risks associated with third-party service providers, Planet Fitness implements processes to oversee and manage these risks. We conduct security assessments of third-party providers before engagement and maintain ongoing monitoring to oversee compliance with our cybersecurity standards. Monitor Cybersecurity Incidents The Vice President of IT Security and Sr. Director of Security implement and oversees processes for the monitoring of our information systems. This includes the deployment of security measures and system audits to identify potential vulnerabilities. In the event of a cybersecurity incident, we have implemented an incident response plan, which includes actions to mitigate the impact and long-term strategies for remediation and prevention of future incidents. 40

Risks from Cybersecurity Threats As of the date of this report, we have not experienced a cybersecurity incident that resulted in a material effect on our business strategy, results of operations, or financial condition, but we cannot provide assurance that we will not be materially affected in the future by such risks or any future material incidents. For more information, see Item 1A. Risk Factors. Governance The Board of Directors emphasizes and supports the management of risks associated with cybersecurity threats. The Board maintains a collaborative relationship with IT leadership to promote effective governance in managing risks associated with cybersecurity threats because we recognize the significance of these threats to our operational integrity and stakeholder confidence. Board of Directors Oversight The Audit Committee is central to the Board’s oversight of cybersecurity risks and bears the primary responsibility for this domain. The Audit Committee is composed of board members with diverse expertise including, risk management, technology, and finance. Management’s Role Managing Risk The Vice President of IT Security and the Chief Information Officer (“CIO”) play a pivotal role in informing the Audit Committee on cybersecurity risks. These individuals have over two decades of professional experience in various roles across multiple industries involving managing information security, developing cybersecurity strategy, implementing effective information and cybersecurity programs and managing multiple industry and regulatory compliance environments. Both individuals previously held positions similar to their current roles at other large publicly traded organizations, including global retail e-commerce and mobile-commerce brands. They provide comprehensive briefings to the Audit Committee on a regular basis, with a minimum frequency of once per year. These briefings encompass a broad range of topics, including: ● Current cybersecurity landscape and emerging threats; ● Status of ongoing cybersecurity initiatives and strategies; ● Incident reports and learnings from any cybersecurity events; and ● Compliance with regulatory requirements and industry standards. In addition to our scheduled meetings, the Audit Committee, CIO and interim CEO maintain an ongoing dialogue regarding emerging or potential cybersecurity risks. The Audit Committee conducts an annual review of our cybersecurity posture and the effectiveness of our risk management strategies. This review helps in identifying areas for improvement and ensuring the alignment of cybersecurity efforts with the overall risk management framework. Reporting to Board of Directors The VP of IT Security, in his capacity, regularly informs the CIO, Chief Financial Officer (“CFO”) and other executive team leaders of aspects related to cybersecurity risks and incidents. Furthermore, significant cybersecurity matters, and strategic risk management decisions are escalated to the Board of Directors where appropriate. Item 2. Properties Our corporate headquarters is located in Hampton, New Hampshire and consists of approximately 71,700 sq. ft. of leased office space. It is the base of operations for our executive management and nearly all of the employees who provide our primary corporate and franchisee support functions. In addition, the Company has a corporate-owned stores headquarters located in Orlando, Florida, which consists of 8,168 sq. ft. of leased office space. Corporate-Owned Stores We lease all but one of our corporate-owned stores. Our store leases typically have initial terms of ten years with two five-year renewal options, exercisable in our discretion. As of December 31, 2023, we had 256 corporate-owned store locations. The following table lists all of our corporate-owned store counts by state or province as of December 31, 2023: 41

Composition of Revenues, Expenses and Cash Flows Revenues We generate revenue from three primary sources: • Franchise segment revenue: Franchise segment revenue relates to services we provide to support our franchisees and includes royalties, NAF contributions, initial and successor franchise fees and upfront fees from ADAs, transfer fees, equipment placement revenue, membership join fees and other fees associated with our franchisee-owned stores. Franchise segment revenue generally does not include the sale of tangible products by us to our franchisees. Our franchise segment revenue comprised 36.2% and 35.2% of our total revenue for the years ended December 31, 2023 and 2022, respectively. • Corporate-owned store segment revenue: Includes monthly membership dues, enrollment fees, annual fees and prepaid fees paid by our members as well as retail sales. This source of revenue comprised 41.9% and 40.5% of our total revenue for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, approximately 95% of members at our corporate stores paid their monthly dues by EFT, while the remainder prepaid annually in advance. • Equipment segment revenue: Includes equipment revenue for new franchisee-owned stores as well as replacement equipment for existing franchisee-owned stores, in the U.S., Canada and Mexico. Franchisee-owned stores are generally required to replace their equipment every five to nine years. This source of revenue comprised 21.9% and 24.3% of our total revenue for the years ended December 31, 2023 and 2022, respectively. See Item 8: Financial Statements and Supplementary Data - Note 2(e) for further discussion on our revenue streams and revenue recognition policies. Expenses We primarily incur the following expenses: • Cost of revenue: Primarily includes the direct costs associated with equipment sales, including freight costs, to new and existing franchisee-owned stores in the U.S., Canada and Mexico. Cost of revenue also includes the cost of retail merchandise sold at our corporate-owned stores. Our cost of revenue changes primarily based on equipment sales volume. • Store operations: Includes the direct costs associated with our corporate-owned stores, primarily payroll, rent, utilities, supplies, maintenance, insurance, and local and national advertising. The components of store operations remain relatively stable for each store. Our statements of operations do not include, and we are not responsible for, any costs associated with operating franchisee-owned stores. • Selling, general and administrative expenses: Consists of costs primarily associated with administrative, corporate- owned store and franchisee support functions related to our existing business as well as growth and development activities, including certain costs to support equipment placement and assembly services. These costs primarily consist of payroll, information technology, marketing, legal, accounting, and insurance related expenses. • NAF Expense: Consists of expenses incurred on behalf of the NAF. The use of amounts received by the NAF is restricted to advertising, product development, public relations, merchandising, and administrative expenses and programs to increase sales and further enhance the public reputation of the Planet Fitness brand. Cash flows We generate a significant portion of our cash flows from monthly and annual membership dues, royalties, NAF revenue and various fees related to transactions involving our franchisee-owned stores. We oversee the membership billing process, as well as the collection of our royalties, NAF revenue and certain other fees, through our third-party hosted point-of-sale systems in the United States and Canada. We collect monthly dues from our corporate-owned store members on or around the 17th of each month, while annual fees are collected on or around the 1st day of the second month following the month in which the membership agreement was signed, provided our stores are open. Our royalties and certain other fees are generally deducted on or around the 17th of each month from these membership billings by the processor prior to the net billings being remitted to the franchisees, although our billing and collection practices vary in certain international markets. Our franchisees are responsible for maintaining the membership billing records and collection of member dues for their respective stores through the point-of- sale system. Our royalties are generally based on monthly and annual membership billings for the franchisee-owned stores without regard to the collections of those billings by our franchisees. The amount and timing of the collection of royalties and membership dues and fees at corporate-owned stores is, therefore, generally fairly predictable. 45

Our corporate-owned stores also historically generate strong operating margins and cash flows, as a significant portion of our costs are fixed or semi-fixed, such as rent and labor. Equipment sales to new and existing franchisee-owned stores also generate significant cash flows. Franchisees generally pay in advance, provide evidence of a committed financing arrangement for such equipment or provide evidence of availability under an existing credit facility. Recent Transactions Florida Acquisition On April 16, 2023, the Company purchased from one of its franchisees a majority of the assets associated with four stores operating in Florida (the “Florida Acquisition”) for approximately $26.3 million in cash consideration. See Note 5 to the consolidated financial statements. Equity Method Investments On June 23, 2023, the Company acquired a 12.5% ownership interest for $10.0 million in Planet Fitmex, LLC, which is classified as an equity method investment as a result of its organizational structure. During the remainder of 2023, the Company invested an additional $25.6 million in the form of cash and received $17.0 million worth of equity interests for the contribution of five stores that were acquired from a franchisee in October 2023 in connection with a legal settlement. Following such additional investments, the Company’s ownership stake increased to 33.2% with a total investment of $52.6 million. See Note 8 to the consolidated financial statements. Securitized Financing Facility On February 10, 2022, the Company completed the Series 2022-1 Issuance pursuant to which the Master Issuer issued the 2022 Notes in an aggregate outstanding principal amount of $900 million. In connection with such Series 2022-1 Issuance, the Master Issuer repaid the outstanding principal amount (and all accrued and unpaid interest thereon) of the Class A-2-I Notes, and the Master Issuer also entered into a new revolving financing facility that allows for the issuance of up to $75 million in 2022 Variable Funding Notes and certain Letters of Credit. On February 10, 2022, the Company borrowed in the full amount of the $75 million 2022 Variable Funding Notes and used such proceeds to repay the outstanding principal amount (together with all accrued and unpaid interest thereon) of the 2018 Variable Funding Notes in full, and subsequently repaid the 2022 Variable Funding Notes in full on May 9, 2022. See Note 11 to the consolidated financial statements. Sunshine Acquisition On February 10, 2022, the Company and Pla-Fit Holdings acquired 100% of the equity interests of franchisee Sunshine Fitness, which operated 114 locations in Alabama, Florida, Georgia, North Carolina, and South Carolina (the “Sunshine Acquisition”). The purchase price of the acquisition was $824.6 million consisting of $430.9 million in cash consideration, and $393.7 million of equity consideration. See Note 5 to the consolidated financial statements. Sale of Corporate-owned Stores On August 31, 2022, the Company sold 6 corporate-owned stores located in Colorado to a franchisee for $20.8 million. The net value of assets derecognized in connection with the sale amounted to $19.5 million, which included goodwill of $14.4 million, intangible assets of $2.6 million, and net tangible assets of $2.4 million, which resulted in a gain on sale of corporate-owned stores of $1.3 million. See Note 6 to the consolidated financial statements. Share repurchase programs 2019 share repurchase program On November 5, 2019, the Company’s board of directors approved a share repurchase program of up to $500.0 million. On December 4, 2019, the Company entered into a $300.0 million accelerated share repurchase agreement (the “2019 ASR Agreement”) with JPMorgan Chase Bank, N.A. (“JPMC”). Pursuant to the terms of the 2019 ASR Agreement, on December 5, 2019, the Company paid JPMC $300.0 million upfront in cash and received 3,289,924 shares of the Company’s Class A common stock, which were retired, and the Company elected to record as a reduction to retained earnings of $240.0 million. Final settlement of the ASR Agreement occurred on March 2, 2020. At final settlement, JPMC delivered 666,961 additional shares of the Company’s Class A common stock, based on a weighted average cost per share of $75.82 over the term of the 2019 ASR Agreement, which were retired. This was evaluated as an unsettled forward contract indexed to our own stock, with $60.0 million classified as a reduction to retained earnings at the original date of payment. During the year ended December 31, 2022, the Company purchased 1,528,720 shares of Class A common stock for a total cost of $94.3 million. All purchased shares were retired. 46 and the rent expense that would have been recorded had the 2012 Acquisition not occurred. Adjustments of $0.5 million and $0.3 million for the years ended December 31, 2023 and 2022, respectively, are due to the amortization of favorable and unfavorable lease intangible assets. All of the rent related purchase accounting adjustments are adjustments to rent expense which is included in store operations on our consolidated statements of operations. (3) Represents the impact of a non-cash loss recorded in accordance with ASC 805—Business Combinations related to our acquisitions of franchisee-owned stores. The loss recorded under GAAP represents the difference between the fair value of the reacquired franchise rights and the contractual terms of the reacquired franchise rights and is included in other losses, net on our consolidated statements of operations. (4) Represents transaction fees and acquisition-related costs incurred in connection with our acquisition of franchisee-owned stores. (5) Represents a gain on settlement of deferred revenue from existing contracts with acquired franchisee-stores recorded in accordance with ASC 805 – Business Combinations, and is included in other losses, net on our consolidated statements of operations. (6) Represents certain severance and related expenses recorded in connection with the departure of the Chief Executive Officer and the elimination of the President and Chief Operating Officer position. Also includes costs associated with the search for a new Chief Executive Officer and retention payments for certain key employees through the Chief Executive Officer transition. (7) Represents costs associated with legal matters in which the Company is a defendant. In 2022, this represents an $8.6 million legal reserve related to preliminary terms of a settlement agreement with a franchisee in Mexico (the “Preliminary Settlement Agreement”) and a $1.2 million reserve against an indemnification receivable related to a legal matter. During 2023, the Company revised its reserve related to the Preliminary Settlement Agreement and recorded an increase to the liability of $6.3 million to $14.5 million, net of legal fees paid, and subsequently paid the liability. (8) Represents a loss (gain) on the adjustment of the allowance for credit losses on the Company’s held-to-maturity investment. (9) Represents dividend income recognized on a held-to-maturity investment. (10) Represents gains related to the adjustment of our tax benefit arrangements primarily due to changes in our deferred state tax rate. (11) Represents a gain on the sale of corporate-owned stores. (12) Represents the amortization expense of the Company’s pro-rata portion of the basis difference in its equity method investees, which is included within losses from equity-method investments, net of tax on our consolidated statements of operations. (13) Represents certain other gains and charges that we do not believe reflect our underlying business performance. Adjusted net income assumes that all net income is attributable to Planet Fitness, Inc., which assumes the full exchange of all outstanding Holdings Units for shares of Class A common stock of Planet Fitness, Inc., adjusted for certain non-cash and other items that we do not believe directly reflect our core operations. Adjusted net income per share, diluted, is calculated by dividing Adjusted net income by the total weighted-average shares of Class A common stock outstanding plus any dilutive options and restricted stock units as calculated in accordance with GAAP and assuming the full exchange of all outstanding Holdings Units and corresponding Class B common stock as of the beginning of each period presented. Adjusted net income and Adjusted net income per share, diluted, are supplemental measures of operating performance that do not represent and should not be considered alternatives to net income and earnings per share, as calculated in accordance with by GAAP. We believe Adjusted net income and Adjusted net income per share, diluted, supplement GAAP measures and enable us to more effectively evaluate our performance period-over-period. A reconciliation of net income to Adjusted net income, the most directly comparable GAAP measure, and the computation of Adjusted net income per share, diluted, are set forth below: 52 replacement equipment placements. Also included in franchise revenue was a $3.5 million increase in revenue associated with the sale of HVAC units to franchisees. National advertising fund revenue was $70.0 million in the year ended December 31, 2023, compared to $58.1 million in the year ended December 31, 2022, an increase of $11.9 million, or 20.6%. $5.7 million of this increase was due to higher same store sales and new stores opened since January 1, 2022 and $6.2 million was from the collection of national advertising fund revenue on annual fees billed to new members, which began in 2023. Revenue from our corporate-owned stores segment was $449.3 million in the year ended December 31, 2023, compared to $379.4 million in the year ended December 31, 2022, an increase of $69.9 million, or 18.4%. This increase was primarily attributable to $37.5 million from the corporate-owned store same store sales increase of 10.1%, $17.1 million from the stores acquired as a result of the Sunshine Acquisition, $15.1 million was from new stores opened since January 1, 2022 and $6.5 million was from the stores acquired in the Florida Acquisition. Partially offsetting these increases was a reduction of $6.2 million related to the sale of six Colorado corporate-owned stores in 2022. Equipment segment revenue was $234.1 million in the year ended December 31, 2023, compared to $227.7 million in the year ended December 31, 2022, an increase of $6.4 million, or 2.8%. This increase was primarily attributable to $16.2 million of by higher equipment sales to existing franchisee-owned stores, partially offset by $9.8 million of lower revenue from equipment sales to new franchisee-owned stores in the year ended December 31, 2023. In the year ended December 31, 2023, we had equipment sales to 135 new franchisee-owned stores compared to 153 in the prior year. Cost of revenue Cost of revenue was $190.0 million in the year ended December 31, 2023, compared to $177.2 million in the year ended December 31, 2022, an increase of $12.8 million, or 7.2%. Cost of revenue, which primarily relates to our equipment segment, increased $7.9 million as a result of higher equipment sales to existing franchisee-owned stores, partially offset by lower equipment sales to new franchisee-owned stores in the year ended December 31, 2023, as described above. An additional increase of $3.5 million was due to costs of HVAC units sold to franchisees, and the remaining increase was due to higher cost of sales associated with products sold in corporate-owned stores. Store operations Store operation expenses, which relates to our Corporate-owned stores segment, were $253.6 million in the year ended December 31, 2023 compared to $219.4 million in the year ended December 31, 2022, an increase of $34.2 million, or 15.6%. This increase was primarily attributable to $11.7 million from new stores opened since January 1, 2022, $11.6 million from stores acquired in the Sunshine Acquisition, $11.3 million from stores included in our same store sales base as a result of higher rent, occupancy, and payroll expense, and $3.7 million from the stores acquired in the Florida Acquisition. These increases were partially offset by a decrease of $4.0 million related to the sale of six Colorado corporate-owned stores in 2022. Selling, general and administrative Selling, general and administrative expenses were $124.9 million in the year ended December 31, 2023, compared to $114.9 million in the year ended December 31, 2022, an increase of $10.1 million, or 8.8%. This increase was primarily attributable to $4.9 million of executive transition costs, $4.3 million of higher payroll expense and $2.6 million of higher technology related expenses, partially offset by lower advisory fees as a result of the Sunshine Acquisition in the prior year. National advertising fund expense National advertising fund expense was $70.1 million in the year ended December 31, 2023, compared to $66.1 million in the year ended December 31, 2022, an increase of $4.0 million, or 6.0%. This increase was primarily a result of higher advertising and marketing expenditures due to higher national advertising revenue as described above. Depreciation and amortization Depreciation and amortization expense was $149.4 million in the year ended December 31, 2023, compared to $124.0 million in the year ended December 31, 2022, an increase of $25.4 million, or 20.5%. This increase was primarily attributable to the assets acquired in the Sunshine Acquisition and Florida Acquisition as well as new stores opened since January 1, 2022. 57

Other losses, net Other losses, net was a loss of $10.4 million in the year ended December 31, 2023 compared to a loss of $5.1 million in the year ended December 31, 2022. The loss in 2023 was primarily the result of a $6.3 million increase in a reserve for a legal matter and a $2.7 million loss due to an increase to the Company’s allowance for expected credit losses. The loss in 2022 was primarily the result of an $8.6 million legal reserve, a $1.2 million loss on unfavorable reacquired franchise rights in connection with the Sunshine Acquisition and a $1.2 million reserve against an indemnification receivable related to a legal matter, partially offset by a $2.5 million gain from the reduction in the Company’s allowance for expected credit losses, a $2.1 million gain from the settlement of preexisting contracts in connection with the Sunshine Acquisition, and a $1.3 million gain on the sale of corporate-owned stores. Interest income Interest income was $17.7 million in the year ended December 31, 2023, compared to $5.0 million in the year ended December 31, 2022. This increase was primarily a result of higher interest rates on our cash, cash equivalents and investments in marketable securities in the year ended December 31, 2023 compared to the year ended December 31, 2022. Interest expense Interest expense primarily consists of interest on long-term debt as well as the amortization of deferred financing costs. Interest expense was $86.6 million in the year ended December 31, 2023, compared to $88.6 million in the year ended December 31, 2022, a decrease of $2.1 million, or 2.3%. This decrease was primarily due to a $1.6 million loss on extinguishment of debt from the write-off of remaining deferred financing costs in the prior year period and $0.5 million of lower interest expense from the repayment of the variable funding notes in May 2022. Partially offsetting these decreases is higher interest expense in the year ended December 31, 2023 from the increased principal balance as a result of the debt refinancing completed on February 10, 2022. Other income, net Other income, net was $3.5 million in the year ended December 31, 2023, compared to $15.0 million in the year ended December 31, 2022. These amounts included income of $2.0 million and $13.8 million attributable to the remeasurement of our tax benefit arrangements due to changes in our effective tax rate and income of $2.1 million and $1.9 million attributable to accrued dividends from the Company’s held-to-maturity debt security investment in the years ended December 31, 2023 and December 31, 2022, respectively. Other income (expense) also includes the effects of foreign currency gains and losses. Provision for income taxes Income tax expense was $58.5 million for the year ended December 31, 2023, compared to $50.5 million for the year ended December 31, 2022, an increase of $8.0 million, or 15.8%. This increase is primarily attributable to our higher income before taxes in the year ended December 31, 2023 as compared to the year ended December 31, 2022. The Company’s effective tax rate was 28.2% for the year ended December 31, 2023, compared to 31.3% in the prior year. The decrease in the effective income tax rate was primarily due to an income tax expense in 2022 resulting from a change in our deferred tax rate, partially offset by a reduction in state and local taxes. Segment results Franchise Franchise segment EBITDA was $266.7 million in the year ended December 31, 2023, compared to $216.8 million in the year ended December 31, 2022, an increase of $49.9 million, or 23.0%. This increase was primarily due to the $46.4 million of higher franchise revenue and $11.9 million of higher NAF revenue as described above, partially offset by $4.0 million of higher NAF expense, $3.5 million of higher costs of HVAC units sold to franchisees, and $1.3 million of higher selling, general and administrative expense. Depreciation and amortization was $7.4 million for both the years ended December 31, 2023 and 2022. Corporate-owned stores Corporate-owned stores segment EBITDA was $171.5 million in the year ended December 31, 2023, compared to $142.1 million in the year ended December 31, 2022, an increase of $29.4 million, or 20.7%. This increase was primarily attributable to $25.1 million from the corporate-owned same store sales increase of 10.1%, $5.2 million from the Sunshine Acquisition, $2.8 million from the stores acquired in the Florida Acquisition, and $2.7 million from stores opened since January 1, 2022. These increases were partially offset by $3.5 million of higher corporate-owned store selling general and administrative expense and a decrease of $2.2 million related to the sale of six Colorado corporate-owned stores in 2022. Depreciation and amortization was $118.3 million for the year ended December 31, 2023, compared to $94.3 million for the year ended 58

The Company uses a variety of information sources to determine the estimated fair values of acquired assets and liabilities, including third-party valuation experts. The fair value of trade and brand names is estimated using the relief from royalty method, an income approach to valuation, which includes projecting future system-wide sales and other estimates. Membership relationships and franchisee relationships are valued based on an estimate of future revenues and costs related to the respective contracts over the remaining expected lives. Our valuation includes assumptions related to the projected attrition and renewal rates on those existing franchise and membership arrangements being valued. Re-acquired franchise rights are valued using an excess earnings approach. The valuation of re-acquired franchise rights is determined using a multi-period excess earnings method under the income approach. For re-acquired franchise rights with terms that are either favorable or unfavorable (from our perspective) to the terms included in our current franchise agreements, a gain or charge is recorded at the time of the acquisition to the extent of the favorability or unfavorability, respectively. Favorable and unfavorable operating leases are recorded based on differences between contractual rents under the respective lease agreements and prevailing market rents at the lease acquisition date, and are recorded as a component of the right-of-use (“ROU”) asset. Real and personal property asset valuation is determined using the replacement cost approach. Income taxes Deferred income taxes are recognized for the expected future tax consequences attributable to temporary differences between the carrying amount of the existing tax assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied in the years in which temporary differences are expected to be recovered or settled. The principal items giving rise to temporary differences are the use of accelerated depreciation and certain basis differences resulting from acquisitions and the recapitalization transactions. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. In determining the provision for income taxes, we make estimates and judgments which affect our evaluation of the carrying value of our deferred tax assets as well as our calculation of certain tax liabilities. We evaluate the carrying value of our deferred tax assets on a quarterly basis. In completing this evaluation, we consider all available positive and negative evidence. Such evidence includes historical operating results, the existence of cumulative earnings and losses in the most recent fiscal years, taxable income in prior carryback year(s) if permitted under the tax law, expectations for future pre-tax operating income, the time period over which our temporary differences will reverse, and the implementation of feasible and prudent tax planning strategies. Estimating future taxable income is inherently uncertain and requires judgment. As of December 31, 2023, we had $502.5 million of net deferred tax assets, net of valuation allowances. We expect to realize future tax benefits related to the utilization of these assets. As of December 31, 2023, the Company has provided a valuation allowance of $4.9 million against the portion of its deferred tax assets that would generate capital losses for which the Company does not have sufficient positive evidence to support its recoverability. We recognize the effects of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Tax Benefit Arrangements As described in Note 17 to the consolidated financial statements included in Part II, Item 8, we are a party to the tax benefit arrangements under which we are contractually committed to pay certain non-controlling interest holders 85% of the amount of any tax benefits that we actually realize, or in some cases are deemed to realize, as a result of certain transactions. Amounts payable under the tax benefit arrangements are contingent upon, among other things, (i) generation of future taxable income over the term of the tax benefit arrangements and (ii) future changes in tax laws. If we do not generate sufficient taxable income in the aggregate over the term of the tax benefit arrangements to utilize the tax benefits, then we would not be required to make the related payments. Therefore, we would only recognize a liability for tax benefit arrangement payments if we determine it is probable that we will generate sufficient future taxable income over the term of the tax benefit arrangements to utilize the related tax benefits. Estimating future taxable income is inherently uncertain and requires judgment. In projecting future taxable income, we consider our historical results and incorporate certain assumptions. As of December 31, 2023, we recognized $495.7 million of liabilities relating to our obligations under the tax benefit arrangements. We concluded that we would have sufficient future taxable income to utilize all of the related tax benefits generated by all transactions that occurred. Changes in the liability resulting from historical exchanges under these tax benefit arrangements may occur based on changes in anticipated future taxable income, changes in applicable tax rates or other changes in tax attributes that may occur and impact the expected future tax benefits to be received by the Company. Changes in the projected liability under these tax benefit arrangements are and will be recorded as a component of other income (expense) each period. The projection of future taxable income involves significant judgment. Actual taxable income may differ from estimates, which could significantly impact the liability under the tax benefit arrangements and the Company’s consolidated results of operations. 62

Investments and allowance for expected credit losses Our held-to-maturity debt security is reported at amortized cost. We reserve for expected credit losses on our held-to-maturity debt securities through the allowance for expected credit losses. The allowance for expected credit losses estimate reflects a lifetime loss estimate and is based on historical loss information for assets with similar risk characteristics, adjusted for management’s expectations. Adjustments for management’s expectations may be based on factors such as investee earnings performance, recent financing rounds at reduced valuations, changes in the regulatory, economic or technological environment of an investee or doubt about an investee’s ability to continue as a going concern. An increase or a decrease in the allowance for expected credit losses is recorded through other gain (loss) as a credit loss expense or a reversal thereof. The allowance for expected credit losses is presented as a deduction from the amortized cost of the held-to-maturity debt securities. A held-to- maturity investment security and its allowance for expected credit losses is written off when deemed uncollectible. ITEM 7A. Quantitative and Qualitative Disclosure about Market Risk Interest rate risk Marketable securities The market interest risk in our financial instruments and our financial positions represents the potential loss arising from adverse changes in interest rates. As of December 31, 2023, we had investments in short and long-term marketable securities of $125.8 million, primarily consisting of commercial paper, corporate debt securities, U.S. treasury securities, and U.S. government agency securities, respectively. A 100 basis point increase in the general level of U.S. interest rates relative to interest rates as of December 31, 2023 would decrease the fair value of our marketable security investments by approximately $1.0 million. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur. Such decrease in fair value would only be realized if we sold the investments prior to maturity. Long-term debt The securitized financing facility includes the Series 2018-1 Senior Class A-2-II Notes and the Series 2022-1 Senior Class A-2 Notes, which are comprised of fixed interest rate notes, and the 2022 Variable Funding Notes, which allow for the incurrence of up to $75.0 million in revolving loans and/or Letters of Credit under the 2022 Variable Funding Notes. The issuance of the fixed-rate Class A-2 Notes has reduced the Company’s exposure to interest rate increases that could adversely affect its earnings and cash flows. However, the Company would be exposed to interest rate increases on any borrowings under the 2022 Variable Funding Notes. As of December 31, 2023, the 2022 Variable Funding Notes remain undrawn, but the Company would be exposed to interest rate increases on any borrowings under the 2022 Variable Funding Notes. A 100 basis point increase in the effective interest rate applied to borrowings under the 2022 Variable Funding Notes, if they were fully drawn, would result in a $0.8 million increase in pre-tax interest expense on an annualized basis. Foreign exchange risk We are exposed to fluctuations in exchange rates, primarily those of the Canadian dollar, Mexican peso, and Australian dollar, which are the functional currencies of our Canadian, Mexican, and Australian entities, respectively. Our sales, costs and expenses of our foreign subsidiaries, when translated into U.S. dollars, can fluctuate due to exchange rate movement. As of December 31, 2023, a 10% increase or decrease in the exchange rates of the U.S. dollar and foreign currencies to which we are exposed would increase or decrease net income by a negligible amount. Inflation risk Given the recent rise in inflation rates in fiscal 2023 and 2022, there have been and may continue to be increases in shipping, labor and equipment costs which could impact our profitability and that of our franchisees. Although we do not believe that inflation has had a material effect on our income from continuing operations, we have a substantial number of hourly employees in our corporate-owned stores that are paid wage rates at or based on the applicable federal or state minimum wage. Any increases in these minimum wages will subsequently increase our labor costs. We may or may not be able to offset cost increases in the future. 63

Report of Independent Registered Public Accounting Firm To the Stockholders and Board of Directors Planet Fitness, Inc.: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Planet Fitness, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three year period ended December 31, 2023, and the related notes and financial statement schedules, Schedule II-Valuation and Qualifying Accounts (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 29, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates. Evaluation of the sufficiency of audit evidence over revenue As discussed in Notes 2 (e) and 20 to the consolidated financial statements, revenue is derived from various revenue streams within the Company’s franchise, equipment, and corporate-owned stores reportable segments. The Company’s processes and related information technology (IT) systems used to record revenue differ for certain of these revenue streams. The Company recorded $1,071 million of total revenue for the year ended December 31, 2023. We identified the evaluation of the sufficiency of audit evidence over revenue as a critical audit matter. This required a high degree of auditor judgment due to the number of revenue streams and IT systems involved in the revenue recognition processes, including determining the revenue streams over which procedures were to be performed and evaluating the nature and extent of evidence obtained over the individual revenue streams as well as revenue in the aggregate. It also included the involvement of IT professionals with specialized skills and knowledge to assist in the performance of certain procedures. 65

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the revenue streams over which procedures were performed as well as the nature and extent of such procedures. For each revenue stream over which procedures were performed, we: • evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s revenue recognition processes • involved IT professionals with specialized skills and knowledge who assisted with (1) gaining an understanding of IT systems and (2) testing certain general IT controls, IT application controls, and key reports within the Company’s revenue recognition processes • performed software-assisted data analysis to test relationships among certain revenue transactions • for a sample of transactions, compared amounts recognized by the Company to underlying documentation, including contracts with customers. In addition, we evaluated the sufficiency of audit evidence obtained over revenue by assessing the results of procedures performed, including the appropriateness of such evidence. /s/ KPMG LLP We have served as the Company’s auditor since 2012. Boston, Massachusetts February 29, 2024 66

(1) Business organization Planet Fitness, Inc. (the “Company”), through its subsidiaries, is a franchisor and operator of fitness centers, with approximately 18.7 million members and 2,575 owned and franchised locations (referred to as stores) in all 50 states, the District of Columbia, Puerto Rico, Canada, Panama, Mexico and Australia as of December 31, 2023. The Company serves as the reporting entity for its various subsidiaries that operate three distinct lines of business: • Licensing and selling franchises under the Planet Fitness trade name; • Owning and operating fitness centers under the Planet Fitness trade name; and • Selling fitness-related equipment to franchisee-owned stores. In 2012 investment funds affiliated with TSG Consumer Partners, LLC (“TSG”), purchased interests in Pla-Fit Holdings. The Company was formed as a Delaware corporation on March 16, 2015 for the purpose of facilitating an initial public offering (“IPO”) and related transactions in order to carry on the business of Pla-Fit Holdings, LLC and its subsidiaries (“Pla-Fit Holdings”). As of August 5, 2015, in connection with the recapitalization transactions, the Company became the sole managing member and holder of 100% of the voting power of Pla-Fit Holdings. Pla-Fit Holdings owns 100% of Planet Intermediate, LLC which has no operations but is the 100% owner of Planet Fitness Holdings, LLC, a franchisor and operator of fitness centers. With respect to the Company, Pla-Fit Holdings and Planet Intermediate, LLC, each entity owns nothing other than the respective entity below it in the corporate structure and each entity has no other material operations. The Company is a holding company whose principal asset is a controlling equity interest in the membership units (“Holdings Units”) in Pla-Fit Holdings. As the sole managing member of Pla-Fit Holdings, the Company operates and controls all of the business and affairs of Pla-Fit Holdings, and through Pla-Fit Holdings, conducts its business. As a result, the Company consolidates Pla-Fit Holdings’ financial results and reports a non-controlling interest related to the portion of Holdings Units not owned by the Company. As of December 31, 2023, the Company held 100% of the voting interest, and approximately 98.4% of the economic interest in Pla-Fit Holdings and the owners of Holdings Units other than the Company (the “Continuing LLC Owners”) held the remaining 1.6% economic interest in Pla-Fit Holdings. As future exchanges of Holdings Units occur, the economic interest in Pla-Fit Holdings held by Planet Fitness, Inc. will increase. (2) Summary of significant accounting policies (a) Basis of presentation and consolidation The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). All significant intercompany balances and transactions have been eliminated in consolidation. As discussed in Note 1, Planet Fitness, Inc. consolidates Pla-Fit Holdings. The Company also consolidates entities in which it has a controlling financial interest, the usual condition of which is ownership of a majority voting interest. The Company also considers for consolidation certain interests where the controlling financial interest may be achieved through arrangements that do not involve voting interests. Such an entity, known as a variable interest entity (“VIE”), is required to be consolidated by its primary beneficiary. The primary beneficiary of a VIE is considered to possess the power to direct the activities of the VIE that most significantly impact its economic performance and has the obligation to absorb losses or the rights to receive benefits from the VIE that are significant to it. The principal entities in which the Company possesses a variable interest include franchise entities and certain other entities. The Company is not deemed to be the primary beneficiary for Planet Fitness franchise entities. Therefore, these entities are not consolidated. Historically, the results of the Company have been consolidated with Matthew Michael Realty LLC (“MMR”), PF Melville LLC (“PF Melville”), and Planet Fitness NAF, LLC (the “national advertising fund” or “NAF”) based on the determination that the Company is the primary beneficiary with respect to these VIEs. MMR and PF Melville are real estate holding companies that derive a majority of their financial support from the Company through lease agreements for corporate stores. During 2023, the Company determined MMR and PF Melville no longer qualify for consolidation as VIEs as the Company no longer qualifies as the primary beneficiary of the VIEs and therefore deconsolidated the entities. See Note 3 for further information related to the Company’s VIEs. The NAF is an advertising fund, which on behalf of the Company collects 2% annually of gross Planet Fitness, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Amounts in thousands, except share and per share amounts) 72

(e) Revenue from contracts with customers The Company’s revenues are comprised of franchise revenue, equipment revenue, and corporate-owned stores revenue and are accounted for under ASC 606 - Revenue Recognition, net of applicable sales tax. Franchise revenue Franchise revenues consist primarily of royalties, NAF contributions, initial and successor franchise fees and upfront fees from area development agreements (“ADAs”), transfer fees, equipment placement revenue, commission income, online join fees, and other fees. The Company’s primary performance obligation under the franchise license is granting certain rights to use the Company’s intellectual property, and all other services the Company provides under the ADA and franchise agreement are highly interrelated and not distinct within the contract, and therefore accounted for as a single performance obligation, which is satisfied by granting certain rights to use intellectual property over the term of each franchise agreement. Royalties and franchisee contributions to national advertising funds, are calculated as a percentage of franchise monthly dues and annual fees over the term of the franchise agreement. Under the franchise agreements, advertising contributions paid by franchisees must be spent on advertising, marketing and related activities. Initial and successor franchise fees are payable by the franchisee upon signing a new franchise agreement or successor franchise agreement, and transfer fees are paid to the Company when one franchisee transfers a franchise agreement to a different franchisee. Franchise royalties, as well as NAF contributions, represent sales-based royalties that are related entirely to the performance obligation under the franchise agreement and are recognized as franchise sales occur. Initial and successor franchise fees, as well as transfer fees, are recognized as revenue on a straight-line basis over the term of the respective franchise agreement. ADAs generally consist of an obligation to grant geographic exclusive area development rights. These development rights are not distinct from franchise agreements, so upfront fees paid by franchisees for exclusive development rights are deferred and apportioned to each franchise agreement signed by the franchisee. The pro-rata amount apportioned to each franchise agreement is accounted for identically to the initial franchise fee. The Company is generally responsible for assembly and placement of equipment it sells to U.S., Canada, and Mexico based franchisee-owned stores. Placement revenue is recognized upon completion and acceptance of the services at the franchise location. The Company recognizes commission income from certain of its franchisees’ use of certain preferred vendor arrangements. Commissions are recognized when amounts have been earned and collectability from the vendor is reasonably assured. Online member join fees are paid to the Company by franchisees for processing new membership transactions when a new member signs up for a membership to a franchisee-owned store through the Company’s website. These fees are recognized as revenue as each transaction occurs. Equipment revenue The Company sells and delivers equipment purchased from third-party equipment manufacturers to U.S., Canada, and Mexico based franchisee-owned stores. Revenue is recognized upon transfer of control of ordered items, generally upon delivery to the customer, which is when the customer obtains physical possession of the goods, legal title is transferred, the customer has all risks and rewards of ownership and an obligation to pay for the goods is created. Franchisees are charged for all freight costs incurred for the delivery of equipment. Freight revenue is recorded within equipment revenue and freight costs are recorded within cost of revenue. In most instances, the Company recognizes equipment revenue on a gross basis as management has determined the Company to be the principal in these transactions. Management determined the Company to be the principal in the transaction because the Company controls the equipment prior to delivery to the final customer as evidenced by its pricing discretion over the goods, inventory transfer of title and risk of loss while the inventory is in transit, and having the primary responsibility to fulfill the customer order and direct the third-party vendor. Corporate-owned stores revenue The following revenues are generated from stores owned and operated by the Company. Membership dues revenue Customers are offered multiple membership choices varying in length. Membership dues are earned and recognized over the membership term on a straight-line basis. Planet Fitness, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Amounts in thousands, except share and per share amounts) 74

Enrollment fee revenue Enrollment fees are charged to new members at the commencement of their membership. The Company recognizes enrollment fees ratably over the estimated duration of the membership life, which is generally two years. Annual membership fee revenue Annual membership fees are annual fees charged to members in addition to and in order to maintain low monthly membership dues. The Company recognizes annual membership fees ratably over the 12-month membership period or as long as there is a service obligation to the member. Retail sales The Company sells Planet Fitness branded apparel, food, beverages, and other accessories. The revenue for these items is recognized at the point of sale. (f) Deferred revenue Franchise deferred revenue results from initial and successor franchise fees and ADA fees paid by franchisees, as well as transfer fees, which are generally recognized on a straight-line basis over the term of the underlying franchise agreement. Deferred revenue is also recognized in the Corporate-owned stores segment for cash received from members for enrollment fees, membership dues and annual fees for the portion not yet earned based on the membership period. Equipment deposits made at the time of ordering equipment are also deferred until the revenue recognition criteria are met. (g) Cost of revenue Cost of revenue consists primarily of direct costs associated with equipment sales, including freight costs, to new and existing franchisee-owned stores in the United States, Canada and Mexico and the cost of retail merchandise sold in corporate-owned stores. Rebates from equipment vendors where the Company has recognized the related equipment revenue and costs are recorded as a reduction to the cost of revenue. (h) Store operations Store operations consists of the direct costs associated with our corporate-owned stores, primarily payroll, rent, utilities, supplies, maintenance, and local and national advertising. (i) Selling, general and administrative Selling, general and administrative expenses are primarily associated with administrative, corporate-owned and franchisee support functions related to our existing business as well as growth and development activities. These costs primarily consist of payroll, information technology, marketing, legal, accounting and insurance related expenses. These expenses include costs related to equipment placement and assembly services of $6,961, $6,069 and $4,358, for the years ended December 31, 2023, 2022 and 2021, respectively. (j) Accounts receivable Accounts receivable is primarily comprised of amounts owed to the Company resulting from equipment and placement revenue. The Company evaluates its accounts receivable on an ongoing basis and may establish an allowance for uncollectible amounts based on collections and current credit conditions. Accounts are written off as uncollectible when it is determined that further collection efforts will be unsuccessful. Historically, the Company has not had a significant amount of write-offs. (k) Inventory The Company has inventory at period ends when the Company has title and risk of loss in advance of sale to its franchisees. (l) Leases and asset retirement obligations Leases The Company leases space to operate corporate-owned stores, equipment, office, and warehouse space. The Company currently leases the corporate headquarters, corporate-owned store headquarters and all but one of the corporate-owned stores. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these Planet Fitness, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Amounts in thousands, except share and per share amounts) 75 leases on a straight-line basis over the lease term. The Company accounts for fixed lease and non-lease components together as a single, combined lease component. Variable lease costs, which may include common area maintenance, insurance, and taxes are not included in the lease liability and are expensed in the period incurred. Corporate-owned store leases generally have original lease terms of ten years, and typically include one or more renewal options, with renewal option terms that can generally extend the lease term from three to ten years or more. The exercise of lease renewal options is at the Company’s sole discretion. The Company includes renewal options in the expected lease term when they are reasonably certain to be exercised. At the inception of each lease, the Company determines its appropriate classification as an operating or financing lease. The majority of the Company’s leases are operating leases. Operating lease assets and liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid, reduced by expected reimbursements from landlords. Operating lease right of use (“ROU”) assets represent the right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments, initial direct costs and lease incentives. To determine the present value of lease payments not yet paid, the Company estimates incremental secured borrowing rates corresponding to the maturities of the leases based upon interpolated rates using the Company’s Notes. All ROU assets are periodically reviewed for impairment in accordance with standards that apply to long-lived assets. The Company has an immaterial amount of non-real estate leases that are accounted for as finance leases under ASC 842 - Leases. Leases typically contain rent escalations over the lease term. The Company recognizes expense for these leases on a straight- line basis over the lease term. Additionally, tenant incentives used to fund leasehold improvements reduce the ROU asset related to the lease. These tenant incentives are amortized as reduction of rent expense over the lease term. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Asset retirement obligations In accordance with ASC Topic 410, Asset Retirement and Environmental Obligations, the Company establishes assets and liabilities for the present value of estimated future costs to return certain leased facilities to their original condition. Such assets are depreciated on a straight-line basis over the lease period into operating expense, and the recorded liabilities are accreted to the future value of the estimated restoration costs. (m) Property and equipment Property and equipment is recorded at cost, or fair value when acquired as part of a business combination, and depreciated using the straight-line method over its related estimated useful life. Upon sale or retirement, the asset cost and related accumulated depreciation are removed from the respective accounts, and any related gain or loss is reflected in the consolidated statements of operations. Ordinary maintenance and repair costs are expensed as incurred. The estimated useful lives of the Company’s property and equipment by class of asset, other than construction in progress, are as follows: Buildings and building improvements 20 to 40 years Information technology and systems 3 to 5 years Fitness equipment 5 to 7 years Furniture and fixtures 5 years Vehicles 5 years Leasehold improvements Shorter of useful life of asset or lease term (n) Advertising expenses The Company expenses advertising costs as incurred. Advertising expenses for corporate-owned stores are included within store operations and totaled $39,642, $31,462 and $15,667 for the years ended December 31, 2023, 2022 and 2021, respectively. In addition to NAF expenses, advertising related to the franchise segment is included within selling, general and administrative expenses and totaled $2,514, $3,103 and $7,144 for the years ended December 31, 2023, 2022 and 2021, respectively. See Note 4 for discussion of the national advertising fund. Planet Fitness, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Amounts in thousands, except share and per share amounts) 76

(o) Goodwill, long-lived assets, and other intangible assets Goodwill and other intangible assets that arise from acquisitions are recorded in accordance with ASC Topic 805, Business Combinations and ASC Topic 350, Intangibles—Goodwill and Other. In accordance with this guidance, specifically identified intangible assets must be recorded as a separate asset from goodwill if either of the following two criteria is met: (1) the intangible asset acquired arises from contractual or other legal rights; or (2) the intangible asset is separable. Intangibles are typically trade and brand names, customer relationships, and reacquired franchise rights. Transactions are evaluated to determine whether any gain or loss on reacquired franchise rights, based on their fair value, should be recognized separately from identified intangibles. Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed annually for impairment or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have an indefinite life are amortized over their estimated useful lives on either a straight-line or accelerated basis as deemed appropriate, and are reviewed for impairment when events or circumstances suggest that the assets may not be recoverable. The Company performs its annual impairment assessment of goodwill and indefinite lived intangible assets on December 1 of each year. During 2022, the Company moved its assessment date from December 31 to December 1 in order to better align with the Company’s annual planning cycle. For goodwill, the annual impairment assessment begins with a qualitative assessment, where qualitative factors and their impact on critical inputs are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Company determines that a reporting unit has an indication of impairment based on the qualitative assessment, it is required to perform a quantitative assessment. For indefinite lived intangible assets, the annual impairment assessment consists of comparing the carrying value of the asset to its estimated fair value. To the extent that the carrying value exceeds the fair value of the asset, an impairment is recorded to reduce the carrying value to its fair value. The Company is also permitted to make a qualitative assessment of whether it is more likely than not an indefinite lived intangible asset’s fair value is less than its carrying value prior to applying the quantitative assessment. If based on the Company’s qualitative assessment it is not more likely than not that the carrying value of the asset is less than its fair value, then a quantitative assessment is not required. During the periods presented, the Company did not need to proceed beyond the qualitative analysis for its goodwill or indefinite lived intangible assets, and determined that no impairment charges were required. The Company applies the provisions of ASC Topic 360, Property, Plant and Equipment, which requires that long-lived assets, including amortizable intangible assets and ROU assets, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, then assets are required to be grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the undiscounted future net cash flows expected to be generated by the asset or asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There were no long- lived assets that were impaired during any of the periods presented. (p) Income taxes The Company accounts for income taxes using the asset and liability method. Deferred income taxes are recognized for the expected future tax consequences attributable to temporary differences between the carrying amount of the existing tax assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied in the years in which temporary differences are expected to be recovered or settled. The principal items giving rise to temporary differences are the use of accelerated depreciation and certain basis differences resulting from acquisitions and the recapitalization transactions. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Planet Fitness, Inc. is the sole managing member of Pla-Fit Holdings, which is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, Pla-Fit Holdings is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by Pla-Fit Holdings is passed through to and included in the taxable income or loss of its members, including Planet Fitness, Inc. following the recapitalization transactions, on a pro rata basis. Planet Fitness, Inc. is subject to U.S. federal income taxes, in addition to state and local income taxes with respect to the allocable share of any taxable income of Pla-Fit Holdings. The Company is also subject to taxes in certain foreign jurisdictions. Planet Fitness, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Amounts in thousands, except share and per share amounts) 77

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs (see Note 17). (q) Tax benefit arrangements The Company’s acquisition of Holdings Units in connection with the IPO and certain future and past exchanges of Holdings Units for shares of the Company’s Class A common stock (or cash at the option of the Company) are expected to produce and have produced favorable tax attributes. In connection with the IPO, the Company entered into two tax receivable agreements, pursuant to which the Company is required to make payments to certain holders of equity interests or their successors-in- interest (“TRA Holders”). Under the first of those agreements, the Company generally is required to pay to certain existing and previous equity owners of Pla-Fit Holdings, LLC 85% of the applicable tax savings, if any, in U.S. federal and state income tax that the Company is deemed to realize as a result of certain tax attributes of their Holdings Units sold to the Company (or exchanged in a taxable sale) and that are created as a result of (i) the sales of their Holdings Units for shares of Class A common stock and (ii) tax benefits attributable to payments made under the tax receivable agreement (including imputed interest). Under the second tax receivable agreement, the Company generally is required to pay 85% of the amount of tax savings, if any, that the Company is deemed to realize as a result of tax attributes of certain equity interests previously held by affiliates of TSG that resulted from TSG’s purchase of interests in our 2012 acquisition, and certain other tax benefits. Under both agreements, the Company generally retains the remaining 15% benefit of the applicable tax savings. Based on current projections, the Company anticipates having sufficient taxable income to utilize these tax attributes and receive corresponding tax deductions in future periods. Accordingly, as of December 31, 2023 the Company has recorded a liability of $495,662 payable to the TRA Holders under the tax benefit obligations, representing approximately 85% of the calculated expected tax savings based on the original basis adjustments the Company anticipates being able to utilize in future years. Changes in the liability resulting from historical changes under these tax benefit arrangements may occur based on changes in anticipated future taxable income, changes in applicable tax rates or other changes in tax attributes that may occur and impact the expected future tax benefits to be received by the Company. Changes in the projected liability under these tax benefit arrangements are and will be recorded as a component of other income (expense) each period. The projection of future taxable income involves significant judgment. Actual taxable income may differ from estimates, which could significantly impact the liability under the tax benefit arrangements and the Company’s consolidated results of operations. (r) Fair value ASC 820, Fair Value Measurements and Disclosures, establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows: Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other current liabilities are carried at cost, which approximates their fair value because of their short-term nature. See Note 8 for investments that are measured at fair value on a recurring basis. Planet Fitness, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Amounts in thousands, except share and per share amounts) 78

Equity method investments The Company accounts for investments under the equity method if it holds less than 50% of the voting stock, has the ability to exercise significant influence, and is not a VIE in which the Company is the primary beneficiary. These investments are recorded initially at cost as a non-current asset on the consolidated balance sheets. The Company records its interest in the net earnings of its equity method investees along with adjustments for unrealized profits or losses on intra-entity transactions and amortization of basis differences, within losses from equity-method investments, net of tax in the consolidated statements of operations. Basis differences represent differences between the cost of the investment and the underlying equity in net assets of the investment and are amortized into losses from equity method investments over the useful lives of the underlying assets that gave rise to them. Equity method goodwill is not amortized or tested for impairment; instead the equity method investment is tested for impairment. The Company records its interest in the net earnings of its equity method investments based on the most recently available financial statements of the investees. The Company evaluates its equity method investments for impairment whenever an event or change in circumstances occurs that may have a significant adverse impact on the fair value of the investment. If a loss in value has occurred and is deemed to be other than temporary, an impairment loss is recorded in the period the impairment occurs in the consolidated statements of operations. The Company did not record any impairment charges on any of its equity method investments during any periods presented. (t) Equity-based compensation The Company has an equity-based compensation plan under which it receives services from employees and directors as consideration for equity instruments of the Company. The compensation expense is determined based on the fair value of the award as of the grant date. Compensation expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. For awards with performance targets, the Company recognizes compensation expense ratably over the required service period based on its estimate of the number of shares that will vest upon achieving the measurement criteria. The Company accounts for forfeitures as they occur by reversing compensation cost for unvested awards when the award is forfeited. See Note 15 for further information. (u) Business combinations The Company accounts for business combinations using the purchase method of accounting which results in the assets acquired and liabilities assumed being recorded at fair value. The valuation methodologies used are based on the nature of the asset or liability. The significant assets and liabilities measured at fair value include property and equipment, intangible assets, and favorable and unfavorable leases. For the 2012 Acquisition, intangible assets consisted of trade and brand names, member relationships, franchisee relationships related to both the franchise and equipment segments, non-compete agreements, order backlog and favorable and unfavorable leases. For other acquisitions, which consist of acquisitions of stores from franchisees, intangible assets generally consist of member relationships, re-acquired franchise rights, and favorable and unfavorable leases. The Company uses a variety of information sources to determine the estimated fair values of acquired assets and liabilities, including third-party valuation experts. The fair value of trade and brand names is estimated using the relief from royalty method, an income approach to valuation, which includes projecting future system-wide sales and other estimates. Membership relationships and franchisee relationships are valued based on an estimate of future revenues and costs related to the respective contracts over the remaining expected lives. The Company’s valuation includes assumptions related to the projected attrition and renewal rates on those existing franchise and membership arrangements being valued. Re-acquired franchise rights are valued using an excess earnings approach. The valuation of re-acquired franchise rights is determined using a multi-period excess earnings method under the income approach. For re-acquired franchise rights with terms that are either favorable or unfavorable to the terms included in current franchise agreements, a gain or charge is recorded at the time of the acquisition to the extent of the favorability or unfavorability, respectively. Favorable and unfavorable operating leases are recorded based on differences between contractual rents under the respective lease agreements and prevailing market rents at the lease acquisition date, and are recorded as a component of the ROU asset. Real and personal property asset valuation is determined using the replacement cost approach. The Company considers its trade and brand name intangible assets to have an indefinite useful life, and, therefore, these assets are not amortized but rather are tested for impairment annually as discussed above. Finite-lived intangible assets, such as re- acquired franchise rights and member relationships are subject to amortization over the assets’ estimated useful lives based on Planet Fitness, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Amounts in thousands, except share and per share amounts) 80 of its 2018-1 Class A-2-I Notes and an issuance of Series 2022-1 3.251% Fixed Rate Senior Secured Notes, Class A-2-I with an initial principal amount of $425,000 and Series 2022-1 4.008% Fixed Rate Senior Secured Notes, Class A-2-II with an initial principal amount of $475,000 (the “2022 Notes” and, together with the 2018 Notes and 2019 Notes, the “Notes”), and also entered into a new revolving financing facility that allows for the issuance of up to $75,000 in Variable Funding Notes (“2022 Variable Funding Notes”) and certain Letters of Credit (the issuance of such notes, the “Series 2022-I Issuance”). The 2022 Notes were issued under the 2018 Indenture and a related supplemental indenture dated February 10, 2022 (together, with the 2019 Indenture, the “Indenture”). Together, the Notes, 2018 Variable Funding Notes and 2022 Variable Funding Notes will be referred to as the “Securitized Senior Notes”. On February 10, 2022, the Company borrowed the full amount of the $75,000 2022 Variable Funding Notes and used such proceeds to repay the outstanding principal amount (together with all accrued and unpaid interest thereon) of the 2018 Variable Funding Notes in full. On May 9, 2022, the Company repaid in full its $75,000 of borrowings under the 2022 Variable Funding Notes using cash on hand. The Notes were issued in securitization transactions pursuant to which most of the Company’s domestic revenue-generating assets, consisting principally of franchise-related agreements, certain corporate-owned store assets, equipment supply agreements and intellectual property and license agreements for the use of intellectual property, were assigned to the Master Issuer and certain other limited-purpose, bankruptcy remote, wholly-owned indirect subsidiaries of the Company that act as guarantors of the Securitized Senior Notes and that have pledged substantially all of their assets to secure the Securitized Senior Notes. Interest and principal payments on the Notes are payable on a quarterly basis. The requirement to make such quarterly principal payments on the Notes is subject to certain financial conditions set forth in the Indenture. The legal final maturity date of the 2018 Class A-2-II Notes is in September 2048, but it is anticipated that, unless earlier prepaid to the extent permitted under the Indenture, the 2018 Class A-2-II Notes will be repaid in or prior to September 2025. The legal final maturity date of the 2019 Notes is in December 2049, but it is anticipated that, unless earlier prepaid to the extent permitted under the Indenture, the 2019 Notes will be repaid in or prior to December 2029. The legal final maturity date of the 2022 Notes is in February 2052, but it is anticipated that, unless earlier prepaid to the extent permitted under the Indenture, the 2022 Class A-2-I Notes will be repaid in or prior to December 2026 and the 2022 Class A-2-II Notes will be repaid in or prior to December 2031 (together, the “Anticipated Repayment Dates”). If the Master Issuer has not repaid or refinanced the Notes prior to the respective Anticipated Repayment Dates, additional interest will accrue pursuant to the Indenture. As noted above, the Company borrowed the full $75,000 in 2022 Variable Funding Notes on February 10, 2022, which was repaid in full using cash on hand on May 9, 2022. If outstanding, the 2022 Variable Funding Notes will accrue interest at a variable interest rate based on (i) the prime rate, (ii) overnight federal funds rates, (iii) the secured overnight financing rate for U.S. Dollars, or (iv) with respect to advances made by conduit investors, the weighted average cost of, or related to, the issuance of commercial paper allocated to fund or maintain such advances, in each case plus any applicable margin and as specified in the 2022 Variable Funding Notes. There is a commitment fee on the unused portion of the 2022 Variable Funding Notes of 0.5% based on utilization. It is anticipated that the principal and interest on the 2022 Variable Funding Notes, if any, will be repaid in full on or prior to December 2026, subject to two additional one-year extension options. Following the anticipated repayment date (and any extensions thereof), additional interest will accrue on the 2022 Variable Funding Notes equal to 5.0% per year. In connection with the issuance of the 2018 Notes, 2019 Notes, and 2022 Notes, the Company incurred debt issuance costs of $27,133, $10,577, and $16,193 respectively. The debt issuance costs are being amortized to interest expense through the Anticipated Repayment Dates of the Notes utilizing the effective interest rate method. As a result of the repayment of the 2018 Class A-2-I Notes prior to the Anticipated Repayment Date, the Company recorded a loss on early extinguishment of debt of $1,583 within interest expense on the Consolidated statements of operations, consisting of the write-off of remaining unamortized deferred financing costs related to the issuance of the 2018 Class A-2-I Notes. The Securitized Senior Notes are subject to covenants and restrictions customary for transactions of this type, including (i) that the Master Issuer maintains specified reserve accounts to be used to make required payments in respect of the Securitized Senior Notes, (ii) provisions relating to optional and mandatory prepayments and the related payment of specified amounts, including specified make-whole payments in the case of the Notes under certain circumstances, (iii) certain indemnification payments in the event, among other things, the assets pledged as collateral for the Securitized Senior Notes are in stated ways defective or ineffective, (iv) a cap on non-securitized indebtedness of $50,000 (provided that the Company may incur non- securitized indebtedness in excess of such amount, subject to the leverage ratio cap described below, under certain conditions, including if the relevant lenders execute a non-disturbance agreement that acknowledges the bankruptcy-remote status of the Master Issuer and its subsidiaries and of their respective assets), (v) a leverage ratio cap incurrence test on the Company of 7.0x (calculated without regard for any indebtedness subject to the $50,000 cap) and (vi) covenants relating to recordkeeping, access Planet Fitness, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Amounts in thousands, except share and per share amounts) 90

(14) Stockholders’ equity Pursuant to the exchange agreement between the Company and the Continuing LLC Owners, the Continuing LLC Owners (or certain permitted transferees thereof) have the right, from time to time and subject to the terms of the exchange agreement, to exchange their Holdings Units, along with a corresponding number of shares of Class B common stock, for shares of Class A common stock (or cash at the option of the Company) on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and similar transactions. In connection with any exchange of Holdings Units for shares of Class A common stock by a Continuing LLC Owner, the number of Holdings Units held by the Company is correspondingly increased as it acquires the exchanged Holdings Units, and a corresponding number of shares of Class B common stock are canceled. During the year ended December 31, 2022, the Company issued 517,348 shares of Class A Common Stock, of the Company and 3,637,678 membership units of Pla-Fit Holdings, LLC, together with shares of Class B Common Stock as consideration in conjunction with the Sunshine Acquisition. See Note 5. Other Exchanges During the years ended December 31, 2023, 2022 and 2021, respectively, certain Continuing LLC Owners have exercised their exchange right and exchanged 4,748,555, 548,175 and 622,979 Holdings Units, respectively, for 4,748,555, 548,175 and 622,979 newly-issued shares of Class A common stock, respectively. Simultaneously, and in connection with these exchanges, 4,748,555, 548,175 and 622,979 shares of Class B common stock were surrendered by the Continuing LLC Owners that exercised their exchange rights and canceled during the years ended December 31, 2023, 2022 and 2021, respectively. Additionally, in connection with these exchanges, Planet Fitness, Inc. received 4,748,555, 548,175 and 622,979 Holdings Units, during the years ended December 31, 2023, 2022 and 2021 respectively, increasing its total ownership in Pla-Fit Holdings. Future exchanges of Holdings Units by the Continuing LLC Owners will result in a change in ownership and reduce the amount recorded as non-controlling interest and increase additional paid-in capital on our consolidated balance sheets. As a result of the recapitalization transactions, the IPO, completion of our secondary offerings, and other exchanges and equity activity, as of December 31, 2023: • the public investors collectively owned 86,760,768 shares of our Class A common stock, representing 98.4% of the voting power in the Company and, through the Company, 98.4% of the economic interest in Pla-Fit Holdings; and • the Continuing LLC Owners collectively hold 1,397,167 Holdings Units, representing 1.6% of the economic interest in Pla-Fit Holdings and 1,397,167 shares of our Class B common stock, representing 1.6% of the voting power in the Company; Share repurchase programs 2019 share repurchase program On November 5, 2019, the Company’s board of directors approved a share repurchase program of up to $500,000. During the year ended December 31, 2022, the Company purchased 1,528,720 shares of Class A common stock for a total cost of $94,315. All purchased shares were retired. 2022 share repurchase program On November 4, 2022, the Company’s board of directors approved a share repurchase program of up to $500,000, which replaced the 2019 share repurchase program. During the year ended December 31, 2023, the Company purchased 1,698,753 shares of Class A common stock for a total cost of $125,030. A share repurchase excise tax of $1,048 was also incurred as a result of new legislation that went into effect beginning in 2023. All repurchased shares were retired. Subsequent to these repurchases, there is $374,970 remaining under the 2022 share repurchase program. The timing of purchases and amount of stock repurchased will be subject to the Company’s discretion and will depend on market and business conditions, the Company’s general working capital needs, stock price, applicable legal requirements and other factors. Our ability to repurchase shares at any particular time is also subject to the terms of the Indenture governing the Securitized Senior Notes. Purchases may be effected through one or more open market transactions, privately negotiated transactions, transactions structured through investment banking institutions, or a combination of the foregoing. Dividends The Company did not declare or pay any dividends during the years ended December 31, 2023, 2022 or 2021. Planet Fitness, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Amounts in thousands, except share and per share amounts) 93 for sale” accounting criteria as of the acquisition date of October 20, 2023. On December 28, 2023, the Company completed the sale of the five stores to Planet Fitmex, LLC in exchange for an equity interest in Planet Fitmex, LLC valued at $17,000. For the year ended December 31, 2023, the operating results, comprehensive income and cash flows associated with discontinued operations was not material and thus were not presented separately in the consolidated statements of operations, consolidated statements of comprehensive income, or consolidated statements of cash flows, respectively. As of December 31, 2023, there were no assets held for sale nor liabilities held for sale on the consolidated balance sheets as a result of the sale of the five stores to Planet Fitmex. The sale of the five stores did not result in any significant gain or loss recorded in the consolidated statements of operations for the year ended December 31, 2023. The Company is not currently aware of any other legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company’s financial position or result of operations. (b) Purchase commitments As of December 31, 2023, the Company had advertising purchase commitments of approximately $74,165, including commitments made by the NAF. In addition, the Company had open purchase orders of approximately $15,266 primarily related to equipment to be sold to franchisees. (c) Guarantees The Company historically guaranteed lease agreements for certain franchisees and in 2019, in connection with a real estate partnership, the Company began guaranteeing certain leases of its franchisees up to a maximum period of ten years, with earlier expiration dates if certain conditions are met. The Company’s maximum obligation, as a result of its guarantees of leases, is approximately $5,215 and $5,942 as of December 31, 2023 and 2022, respectively, and would only require payment upon default by the primary obligor. The Company has determined the fair value of these guarantees at inception is not material, and as of December 31, 2023 and 2022, no accrual has been recorded for the Company’s potential obligation under its guaranty arrangement. (19) Retirement plan The Company maintains a 401(k) deferred tax savings plan (the Plan) for eligible employees. The Plan provides for the Company to make an employer matching contribution currently equal to 100% of employee deferrals up to a maximum of 4% of each eligible participating employees’ wages. Total employer matching contributions expensed in the consolidated statements of operations were approximately $1,370, $1,123, and $846 for the years ended December 31, 2023, 2022 and 2021, respectively. (20) Segments The Company has three reportable segments: (i) Franchise; (ii) Corporate-owned stores; and (iii) Equipment. The Company’s operations are organized and managed by type of products and services and segment information is reported accordingly. The Company’s chief operating decision maker (the “CODM”) is its Chief Executive Officer. The CODM reviews financial performance and allocates resources by reportable segment. There have been no operating segments aggregated to arrive at the Company’s reportable segments. The Franchise segment includes operations related to the Company’s franchising business in the United States, Puerto Rico, Canada, Panama, Mexico and Australia. The Company records all revenues and expenses of the NAF within the franchise segment. The Corporate-owned stores segment includes operations with respect to all Corporate-owned stores throughout the United States and Canada. The Equipment segment includes the sale of equipment to franchisee-owned stores. The accounting policies of the reportable segments are the same as those described in Note 2. The Company evaluates the performance of its segments and allocates resources to them based on revenue and earnings before interest, taxes, depreciation, and amortization, referred to as Segment EBITDA. Revenues for all operating segments include only transactions with unaffiliated customers and include no intersegment revenues. The tables below summarize the financial information for the Company’s reportable segments. Planet Fitness, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Amounts in thousands, except share and per share amounts) 101

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are intended to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the interim Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was performed, under the supervision, and with the participation of our management, including our interim Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based on this evaluation, our interim Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023 at the reasonable assurance level. Management’s Annual Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: • Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; • Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and • Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting is effective based on those criteria. KPMG LLP, our independent registered public accounting firm, has issued an audit report appearing in this Annual Report on Form 10-K on the effectiveness of our internal control over financial reporting as of December 31, 2023. Changes in Internal Control Over Financial Reporting There have been no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. 104

Report of Independent Registered Public Accounting Firm To the Stockholders and Board of Directors Planet Fitness, Inc.: Opinion on Internal Control Over Financial Reporting We have audited Planet Fitness, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedules, Schedule II - Valuation and Qualifying Accounts (collectively, the consolidated financial statements), and our report dated February 29, 2024 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP Boston, Massachusetts February 29, 2024 105

Item 9B. Other Information During the three months ended December 31, 2023, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) entered into, modified or terminated contracts, instructions or written plans for the purchase or sale of our common stock that are intended to satisfy the affirmative defense conditions specified in Rule 10b5-1(c) under the Exchange Act. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not applicable. PART III Item 10. Directors, Executive Officers and Corporate Governance The information called for by Item 10 is incorporated herein by reference to our Definitive Proxy Statement relating to our 2023 Annual Meeting of Stockholders to be held April 30, 2024. We intend to file such Definitive Proxy Statement with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. Item 11. Executive Compensation The information required by this Item 11 will be contained in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information required by this Item 12 will be contained in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference. Item 13. Certain Relationships and Related Transactions, and Director Independence The information required by this Item 13 will be contained in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference. Item 14. Principal Accounting Fees and Services The information required by this Item 14 will be contained in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference. PART IV Item 15. Exhibits, Financial Statement Schedules (a) The following documents are filed as part of this Annual Report on Form 10-K: (i) Financial statements (included in Item 8 of this Annual Report on Form 10-K): 1 Report of Independent Registered Public Accounting Firm (PCAOB ID: 185) 2 Consolidated Balance Sheets as of December 31, 2023 and 2022 3 Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021 4 Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021 5 Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021 6 Consolidated Statements of Changes in Equity for the years ended December 31, 2023, 2022 and 2021 7 Notes to Consolidated Financial Statements (ii) Financial Statements Schedules 1 Schedule II – Valuation and Qualifying Accounts 106

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2023 ANNUAL REPORT J U D G E M E N T F R E E Z O N E ®